Exhibit 99.1

eNEL Generación cHILE s.a.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 required by chilean law

The interim consolidated financial statements of Enel Generación Chile S.A. (“Enel Generación”) and subsidiaries as of September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016 have not been examined or audited in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The interim consolidated financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). In addition, the interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with the requirements of the Chilean Superintendency of Securities and Insurance (the “SVS”). The interim consolidated financial statements are being filed with the SEC because they have been made publicly available in Chile to shareholders under Chilean law in connection with the proposed corporate reorganization of Enel Chile S.A. (“Enel Chile”), which includes the tender offer by Enel Chile for all outstanding shares and American Depositary Shares of Enel Generación not owned by Enel Chile and the merger of Enel Green Power Latin América S.A. with and into Enel Chile, with Enel Chile as the surviving corporation.

The English version of the interim consolidated financial statements and the accompanying notes is provided solely for the convenience of the non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version.

Enel Generación Chile S.A. and its Subsidiaries

Unaudited Interim Consolidated Financial Statements as of September 30, 2017

Ch$	Chilean pesos
US$	U. S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In thousands of Chilean pesos)

ASSETS	Note	9-30-2017	12-31-2016
		ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	6	112,056,872	114,486,479
Other current financial assets	7	3,907,637	487,106
Other current non-financial assets		5,061,338	4,409,288
Trade and other current receivables, net	8	236,428,510	260,440,086
Current accounts receivable from related parties	9	64,361,209	82,727,781
Inventories	10	28,381,222	33,390,799
Income taxes recoverable	11	47,628,425	34,438,408
Non-current assets and disposal groups held for sale	5	-	12,993,008
TOTAL CURRENT ASSETS		497,825,213	543,372,955

NON-CURRENT ASSETS
Other non-current financial assets	7	33,557,728	28,802,568
Other non-current non-financial assets	10	14,132,054	12,318,443
Trade and other non-current receivables	8	872,398	6,788,437
Investments accounted for using the equity method	12	18,188,198	18,738,198
Intangible assets other than goodwill	13	17,710,527	19,266,874
Goodwill	14	24,860,356	24,860,356
Property, plant and equipment	15	2,762,003,697	2,726,838,537
Deferred income tax assets	16	19,012,882	18,696,123
TOTAL NON-CURRENT ASSETS		2,890,337,840	2,856,309,536
TOTAL ASSETS		3,388,163,053	3,399,682,491

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	17	25,132,735	25,696,064
Trade and other current payables	20	251,922,846	341,088,664
Current accounts payable to related parties	9	54,923,327	121,018,039
Other current provisions	21	5,092,481	6,493,428
Current income taxes payable	11	46,422,718	61,457,940
Other current non-financial liabilities		-	23,330
TOTAL CURRENT LIABILITIES		383,494,107	555,777,465

NON-CURRENT LIABILITIES
Other non-current financial liabilities	17	812,210,548	854,016,751
Other non-current payables	20	813,675	1,453,022
Non-current accounts payables to related parties	9	-	251,527
Other long-term provisions	21	59,670,739	57,325,915
Deferred income tax liabilities	16	182,807,985	185,277,005
Non-current provisions for employee benefits	22	14,801,551	15,820,557
TOTAL NON-CURRENT LIABILITIES		1,070,304,498	1,114,144,777
TOTAL LIABILITIES		1,453,798,605	1,669,922,242

EQUITY
Issued capital	23	552,777,321	552,777,321
Retained earnings		1,375,025,725	1,199,429,221
Share premium	23	85,511,492	85,511,492
Other reserves	23	(107,072,322)	(136,755,547)
Equity attributable to Shareholders of the Parent Company		1,906,242,216	1,700,962,487
Non-controlling interests		28,122,232	28,797,762
TOTAL EQUITY		1,934,364,448	1,729,760,249

TOTAL LIABILITIES AND EQUITY		3,388,163,053	3,399,682,491

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the nine and three month periods ended September 30, 2017 and 2016

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF PROFIT (LOSS)	Note	For the nine month periods ended		For the three month periods ended
		9-30-2017	9-30-2016	9-30-2017	9-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Continuing Operations:
Revenues	24	1,158,691,069	1,267,497,466	398,264,107	424,234,859
Other operating income	24	11,093,900	8,748,361	4,530,508	3,526,769
Revenues and Other Operating Income from continuing operations		1,169,784,969	1,276,245,827	402,794,615	427,761,628

Raw materials and consumables used	25	(706,972,352)	(708,502,443)	(217,306,244)	(220,990,879)
Contribution Margin from continuing operations		462,812,617	567,743,384	185,488,371	206,770,749

Other work performed by the entity and capitalized	15.4.b	4,328,963	7,021,950	1,397,057	1,682,310
Employee benefits expense	26	(41,006,268)	(44,141,243)	(13,180,091)	(13,499,430)
Depreciation and amortization expense	27	(87,720,941)	(99,519,620)	(28,796,453)	(33,498,385)
Impairment loss recognized in the period’s profit or loss	27	55,494	-	-	-
Other expenses	28	(54,250,315)	(91,096,123)	(19,562,712)	(55,524,887)
Operating Income from continuing operations		284,219,550	340,008,348	125,346,172	105,930,357

Other gains (losses)	29	109,706,597	121,438,796	-	121,325,211
Financial income	30	4,153,473	1,294,050	1,516,373	375,934
Financial costs	30	(37,104,210)	(42,153,922)	(12,161,597)	(13,967,229)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12	(1,461,191)	6,857,545	(682,879)	1,386,682
Foreign currency exchange differences	30	6,336,674	17,647,230	791,648	(2,433,175)
Gains (losses) from indexed assets and liabilities	30	(17,553)	472,023	104,318	135,545
Income from continuing operations, before taxes		365,833,340	445,564,070	114,914,035	212,753,325
Income tax expense, continuing operations	31	(91,111,898)	(82,549,402)	(28,346,042)	(51,686,360)
NET INCOME FROM CONTINUING OPERATIONS		274,721,442	363,014,668	86,567,993	161,066,965
Income from discontinued operations, net of income taxes	5.2	-	79,572,445	-	-
NET INCOME		274,721,442	442,587,113	86,567,993	161,066,965

Net income attributable to:
Shareholders of the parent company		269,900,299	396,301,691	84,905,009	158,853,440
Non-controlling interests	23.7	4,821,143	46,285,422	1,662,984	2,213,525
NET INCOME		274,721,442	442,587,113	86,567,993	161,066,965

Basic and diluted earnings per share
Basic and diluted earnings per share from continuing operations	Ch$/Share	32.91	43.47	10.35	19.37
Basic and diluted earnings per share from discontinued operation	Ch$/Share	-	4.85	-	-
Total Basic and diluted earnings per share	Ch$/Share	32.91	48.32	10.35	19.37
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58	8,201,754.58

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature (continued)

For the nine and three month periods ended September 30, 2017 and 2016

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	For the nine month periods ended		For the three month periods ended
		9-30-2017	9-30-2016	9-30-2017	9-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Net Income		274,721,442	442,587,113	188,153,449	281,520,148
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Gains from defined benefit plans		286,021	-	-	-
Other comprehensive income that will not be reclassified subsequently to profit or loss		286,021	-	-	-
Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation losses		(1,960,766)	(139,528,224)	(613,777)	(139,187,191)
Gains (losses) from available-for-sale financial assets, net		(90)	80	780	145
Share of other comprehensive income (loss) from associates and joint ventures accounted for using the equity method		-	(12,620,486)	-	(13,076,505)
Gains (losses) from cash flow hedges		31,785,136	65,392,979	(5,108,833)	55,910,948
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		16,904,601	17,883,372	11,341,474	12,647,638
Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		46,728,881	(68,872,279)	5,619,644	(83,704,965)
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		(77,226)	-	-	-
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		(77,226)	-	-	-
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		(14,370,327)	(22,816,082)	(5,648,874)	(18,589,223)
Income tax related to available-for-sale financial assets		24	(21)	(211)	(39)
Income taxes related to components of comprehensive income that will be reclassified subsequently to profit or loss		(14,370,303)	(22,816,103)	(5,649,085)	(18,589,262)
Total Other Comprehensive Income (loss)		32,567,373	(91,688,382)	(29,441)	(102,294,227)

TOTAL COMPREHENSIVE INCOME		307,288,815	350,898,731	188,124,008	179,225,921

Comprehensive income (loss) attributable to:
Equity owners of Enel Chile		302,513,408	369,580,388	184,981,463	200,117,317
Non-controlling interests		4,775,407	(18,681,657)	3,142,545	(20,891,396)
TOTAL COMPREHENSIVE INCOME		307,288,815	350,898,731	188,124,008	179,225,921

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Changes in Equity

For the nine month periods ended September 30, 2017 and 2016

(In thousands of Chilean pesos)

Statements of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves						Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non-Controlling Interest	Total Equity
			Reserve for Exchange Difference in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of 1/1/2017	552,777,321	85,511,492	16,210,841	(123,499,401)	-	(1,033)	(32,188,067)	2,722,113	(136,755,547)	1,199,429,221	1,700,962,487	28,797,762	1,729,760,249
Changes in equity
Comprehensive income
Net income										269,900,299	269,900,299	4,821,143	274,721,442
Other comprehensive income (loss)			(1,914,006)	34,319,409	207,771	(65)	-	-	32,613,109		32,613,109	(45,736)	32,567,373
Comprehensive income											302,513,408	4,775,407	307,288,815
Dividends										(94,511,566)	(94,511,566)	(5,450,937)	(99,962,503)
Increase (decrease) from other changes	-	-	-	-	(207,771)	-	-	(2,722,113)	(2,929,884)	207,771	(2,722,113)	-	(2,722,113)
Total changes in equity	-	-	(1,914,006)	34,319,409	-	(65)	-	(2,722,113)	29,683,225	175,596,504	205,279,729	(675,530)	204,604,199
Equity as of 9/30/2017	552,777,321	85,511,492	14,296,835	(89,179,992)	-	(1,098)	(32,188,067)	-	(107,072,322)	1,375,025,725	1,906,242,216	28,122,232	1,934,364,448

Statements of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves						Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non-Controlling Interest	Total Equity
			Reserve for Exchange Difference in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of 1/1/2016	1,331,714,085	206,008,557	19,691,866	(205,691,575)	-	(1,046)	(719,716,306)	(202,189,042)	(1,107,906,103)	2,218,373,368	2,648,189,907	895,700,172	3,543,890,079
Changes in equity
Comprehensive income
Net income										396,301,691	396,301,691	46,285,422	442,587,113
Other comprehensive income (loss)			(3,543,647)	62,157,615	-	58	(12,406,567)	(72,928,762)	(26,721,303)		(26,721,303)	(64,967,079)	(91,688,382)
Comprehensive income (loss)											369,580,388	(18,681,657)	350,898,731
Dividends										(42,467,093)	(42,467,093)	(5,928,125)	(48,395,218)
Increase (decrease) from distribution to owners	(778,936,764)	(120,497,065)	-	-	-	-	776,186,804	275,117,804	1,051,304,608	(1,305,983,122)	(1,154,112,343)	(839,096,192)	(1,993,208,535)
Increase (decrease) from other changes	-	-	1,968,244	14,422,227	-	-	(88,551,145)	-	(72,160,674)	-	(72,160,674)	8,905	(72,151,769)
Total changes in equity	(778,936,764)	(120,497,065)	(1,575,403)	76,579,842	-	58	675,229,092	202,189,042	952,422,631	(952,148,524)	(899,159,722)	(863,697,069)	(1,762,856,791)
Equity as of 9/30/2016	552,777,321	85,511,492	18,116,463	(129,111,733)	-	(988)	(44,487,214)	-	(155,483,472)	1,266,224,844	1,749,030,185	32,003,103	1,781,033,288

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Cash Flow, Direct

For the nine month periods ended September 30, 2017 and 2016

(In thousands of Chilean pesos)

Statement of Direct Cash Flow		For the nine month periods ended,
	Note	9-30-2017	9-30-2016
		ThCh$	ThCh$
Cash flows from operating activities
Types of collection from operating activities
Collections from the sale of goods and services		1,542,558,098	1,891,219,909
Collections from royalties, payments, commissions, and other income from ordinary activities		-	1,967,684
Collections from premiums and services, annual payments, and other benefits from policies held		72,362	3,824,356
Other collections from operating activities		12,083,206	103,819
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(980,893,313)	(1,162,309,122)
Payments to and on behalf of employees		(43,943,210)	(57,078,773)
Payments on premiums and services, annual payments, and other obligations from policies held		(14,565,181)	(21,220,672)
Other payments for operating activities		(73,940,318)	(175,856,594)
Cash generated from operating activities
Income taxes paid		(133,031,368)	(93,516,544)
Other outflows of cash		(457,889)	(2,220,236)
Net cash provided by operating activities		307,882,387	384,913,827
Cash flows from investment activities
Other collections from the sale of equity or debt instruments belonging to other entities	5.1	115,585,031	132,820,800
Other payments to acquire stakes in joint ventures	12.1	(1,836,000)	(2,346,000)
Loans to related companies		(6,639,996)	(6,457,076)
Proceeds from the sale of property, plant and equipment		4,274,472	35,697
Purchases of property, plant and equipment		(147,904,626)	(146,996,316)
Payments from future, forward, option and swap contracts		(6,585,827)	(5,831,463)
Collections from future, forward, option and swap contracts		720,532	3,439,049
Collections from related companies		6,503,900	1,601,916
Dividends received		879,616	8,630,039
Interest received		2,376,984	3,099,617
Net cash used in investing activities		(32,625,914)	(12,003,737)
Cash flows from financing activities
Payments to acquire or redeem own shares		-	(1,804,507)
Total proceeds from loans		-	257,661,770
Proceeds from long-term loans		-	249,359,440
Proceeds from short-term loans		-	8,302,330
Loans from related companies		31,680,253	37,063,975
Payments on borrowings		(2,760,832)	(80,220,832)
Payments on financial lease liabilities		(1,960,047)	(1,304,848)
Payments on loans to related companies		(31,680,253)	(204,491,575)
Dividends paid		(241,851,672)	(124,962,496)
Interest paid		(30,725,270)	(61,949,528)
Other outflows of cash		(2,388,450)	(218,759,281)
Net cash used in financing activities		(279,686,271)	(398,767,322)
Net (decrease) increase in cash and cash equivalents before the effect of exchange rate changes		(4,429,798)	(25,857,232)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		2,000,191	(13,706,632)
Net (decrease) increase in cash and cash equivalents		(2,429,607)	(39,563,864)
Cash and cash equivalents at the beginning of the period	6	114,486,479	149,738,363
Cash and cash equivalents at the end of the period	6	112,056,872	110,174,499

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	FINANCIAL INSTRUMENTS	71
20.	TRADE AND OTHER PAYABLES	75
21.	PROVISIONS	75
22.	EMPLOYEE BENEFIT OBLIGATIONS	76
23.	TOTAL EQUITY	78
24.	REVENUE AND OTHER OPERATING INCOME	82
25.	RAW MATERIALS AND CONSUMABLES USED	82
26.	EMPLOYEE BENEFITS EXPENSE	82
27.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES	83
28.	OTHER EXPENSES	83
29.	OTHER GAINS (LOSSES)	84
30.	FINANCIAL RESULTS	84
31.	INCOME TAXES	86
32.	SUPPLEMENTAL DISAGGREGATED FINANCIAL INFORMATION	87
33.	THIRD PARTY GUARANTEES, CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS	90
34.	PERSONNEL FIGURES	94
35.	SANCTIONS	94
36.	ENVIRONMENT	95
37.	SUMMARIZED FINANCIAL INFORMATION ON SUBSIDIARIES	96
38.	SUBSEQUENT EVENTS	97
APPENDIX 1 GROUP COMPANIES		98
APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION		99
APPENDIX 3 ASSOCIATES AND JOINT VENTURES		100
APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT		101
APPENDIX 5 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY		104
APPENDIX 6 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012		106
APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES		108
APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY		110
APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS		111

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Chilean pesos)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Generación Chile S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Generación Chile Group (hereinafter “Enel Generación Chile” or the “Group”).

The Company is a publicly traded corporation with a registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered with the securities register of the Chilean Superintendence of Securities and Insurance (“Superintendencia de Valores y Seguros” or “SVS”) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC). The Company’s shares have been listed on the New York Stock Exchange since 1994.

Enel Generación Chile S.A. is a subsidiary of Enel Chile S.A. (“Enel Chile”), a company which, in turn, is a subsidiary of Enel Iberoamérica S.R.L, a company controlled by Enel S.p.A. (hereinafter “Enel”).

The Company was initially incorporated by a public deed dated December 1, 1943 under the name Empresa Nacional de Electricidad S.A. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the incorporation of the Company and approved its by-laws. The Company changed its name to Enel Generación Chile S.A. effective October 4, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group (see Note 5.2). For tax purposes, the Company operates under Chilean tax identification number 91.081.000-6.

As of September 30, 2017, the Group had 857 employees. During the nine month period ended September 30, 2017, the Group averaged a total of 858 employees (see Note 34).

The Group’s corporate purpose consists of generating, transporting, producing, and distributing electrical energy. The Company’s corporate purpose also includes investing in financial assets, developing projects, carrying out activities in the energy industry and in other fields in which electrical energy is essential, and participating in public civil or hydraulic infrastructure concessions in which it may participate directly or through subsidiaries or associate companies in Chile or abroad.

Enel Generación Chile’s 2016 consolidated financial statements were approved by the Board of Directors at meeting held on February 27, 2017. The consolidated financial statements were then submitted to the consideration of a General Shareholders´ Meeting held on April 25, 2017, which finally approved the consolidated financial statements.

1.1	Enel Group Proposed Corporate Reorganization

Enel Generación Chile’s Board of Directors at its Extraordinary Session held on September 1, 2017, unanimously resolved to initiate all work and steps necessary to analize the corporate reorganization proposed by our parent Enel Chile, in the terms applicable to Enel Generación Chile.

Enel Chile’s proposal consists of a corporate reorganization within Enel, which is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile.  EGPL is a subsidiary of Enel, actually controlled by Enel Green Power SpA.

The proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”) to be carried out by Enel Chile for all of the shares of its subsidiary Enel Generación Chile held by non-controlling interests

The proposed Reorganization is expected to involve two phases, each of which is conditional on the implementation of the other, as follows:

(i)	Public tender offer

Enel Chile will launch a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The

Tender Offer’s consideration is expected to be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer will be conditional on satisfaction or waiver of the following:

-	The tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from the current 60%;
-

The approval by Enel Generación Chile’s shareholders’ meeting of an amendment to the company’s bylaws to provide that Enel Generación Chile is no longer be subject to (i) Title XII of Decree No. 3,500 of 1980 (the Chilean law that regulates pension fund investments) or (ii) the existing limits to share ownership in the company, which currently do not allow any single shareholder to own more than 65% of the company’s share capital;

-

Enel Chile has available for issuance in the Tender Offer the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

-

The absence of any legal proceeding or action seeking to (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

-

The absence of any legal proceeding or action seeking to (i) prohibit or prevent the closing of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and Enel Generación Chile ADSs; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and Enel Generación Chile ADSs validly tendered and not validly withdrawn pursuant to the Tender Offer; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

-	The Share/ADS Subscription Condition;
-

Enel S.p.A must maintain at all times an ownership interest in Enel Chile of more than 50% and maintain its controlling shareholder position and shall not exceed the 65% stock ownership limit set forth in Enel Chile’s bylaws after the consummation of the proposed Reorganization;

-	All of the other conditions to the Merger (other than the consummation of the Tender Offer); and
-	The absence of any material adverse effect.
(ii)	Merger

Following the completion of the Tender Offer, EGPL would merge into Enel Chile (the “Merger”) subject to approval by Enel Chile shareholders and the unanimous written consent of the shareholders of EGPL. Consequently, the renewable assets held by EGPL will be integrated into Enel Chile.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, in the aggregate, an ownership interest in Enel Chile similar to its current 60.6% ownership.

For additional information see Note 38.

2.	BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
2.1	Accounting principles

The interim consolidated financial statements as of September 30, 2017 of the Group, approved for issuance by the Company’s Board of Directors at its meeting held on November 3, 2017, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), following the requirements of International Accounting Standard (IAS) No. 34, Interim Financial Reporting.

These interim consolidated financial statements include all information and disclosures required in annual financial statements.

The unaudited interim consolidated statement of financial position as of December 31, 2016 has been derived from the Company’s annual consolidated financial statements as of and for the year ended December 31, 2016.

These interim consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except, in accordance with IFRS, those assets and liabilities that are measured at fair value (see Note 3.f) and those non-current assets and disposal groups held for sale, which are recognized at the carrying amount or the fair value less cost of disposal, whichever is lower (see Note 3.g and 3.j).

These interim consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company and the presentation currency of the Group. Foreign operations are incorporated in accordance with the accounting policies stated in Notes 2.7 and 3.m.

2.2	New accounting pronouncements
a)	Accounting pronouncements effective from January 1, 2017:

Improvements and Amendments	Mandatory application for annual periods beginning on or after:

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows.

January 1, 2017

Annual Improvements to IFRS (2014 – 2016 Cycle)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in IFRS 12 “Disclosures of Interests in Other Entities”.

January 1, 2017

The new amendments and annual improvements adopted, which came into effect on January 1, 2017, had no significant effect on the interim consolidated financial statements of Enel Generación Chile and its subsidiaries.

b)	Accounting pronouncements effective from January 1, 2018, and subsequent periods:

As of the date of issue of these interim consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards and Interpretations	Mandatory application for annual periods beginning on or after:
IFRS 9: Financial Instruments	January 1, 2018
IFRS 15: Revenue from Contracts with Customers.	January 1, 2018
IFRS 16: Leases	January 1, 2019
IFRIC 22: Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of the new standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

IFRS 9 brings together all three phases of the IASB’s project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

i)	Classification and measurement.

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

•	amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;
•

fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; or

•

fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designatet at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liablities are measured at amortizaed cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

ii)	Impairment.

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than current practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income. The allowance for impairment losses will be measured based on:

•	12-month expected credit losses; or
•	Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

iii)	Hedge accounting.

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as: non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 also eliminates the current quantitative requirement for hedge effectiveness test, under which the results of the retrospective testing must be within a range of 80-125 percent. This will allow to align hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item.

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group’s current plan is that it will elect to apply the new requirements of IFRS 9.

The actual impact of applying IFRS 9 to the 2018 Group’s consolidated financial statements is still unknown and a reliable estimate cannot be made, since it will be dependant on the financial instruments held by the Group, as well as, the choices and accounting judgments made during the implementation period. However, the following are the main impacts based on our preliminary assessment:

•

Classification and measurement: The Group believes that the new classification requirements for financial assets based on the business model it would not have a material impact on its consolidated financial statements and it is expected that most of the financial assets will continue be measured at amortized cost, except for equity instruments and derivative financial instruments, which will be measured at fair value.

•

Impairment: The Group is carrying out a preliminary assessment of the financial assets focusing on trade receivables as they represent most of the credit exposure of the Group. Due to high credit quality of our customers, some of them Governmental owned Companies, the Group does not expect a material impact on its consolidated financial statements, although a quantification of the impact is still subject to a more detailed analysis of all considerations.

•

Hedge accounting: Given the adoption of IFRS 9 requires prospective application of hedge accounting, the Group does not expect a material impact on its consolidated financial statements upon initial application. The implementation project of the new model included an assessment of current hedging relationships and the analysis of the new strategies that can be applied under IFRS 9. The Group believes that all existing hedge relationships that are currently designated as an effective hedging relationships will still qualify for hedge accounting under IFRS 9.

This preliminary assessment is based on current available information and, therefore, are subject to changes from more detail analysis currently in progress or new available information in the future.

•	IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15, the Standard is applicable to all contracts with customers, with certain exemptions. The new revenue standard supersedes all current revenue recognition standards:

-	IAS 11 Construction Contracts;
-	IAS 18 Revenue;
-	IFRIC 13 Customer Loyalty Programs;
-	IFRIC 15 Agreements for the Construction of Real Estate;
-	IFRIC 18 Transfers of Assets from Customers; and
-	SIC-31 Revenue—Barter Transactions Involving Advertising Services.

The standard shall be applied for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method. Consequently, the Group will apply IFRS 15 retrospectively only to those contracts effective on January 1, 2018, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings (or another category of equity, if appropriate) of the annual reporting period that includes the date of initial application.

This new Standard introduces a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements. The disclosure requirements represent a significant change as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements.

In May 2016, the IASB issued amendments to IFRS 15 to clarify certain requirements and to provide additional practical expedients for transition. The amendments are mandatorily effective on the same date as the Standard, i.e., January 1, 2018.

The Group is currently assessing its contracts with customers to identify and measure the potential impacts on its consolidated financial statements of applying IFRS 15. In the current stage of the analysis, still in progress, the assessment has been focused on the key requirements of IFRS 15: identifying the contractual performance obligations; contracts with multiple obligations; contracts with variable consideration and timing of recognition; analysis of principal versus agent considerations; recognition of costs to obtain and fulfill a contract; and disclosures to be provided to comply with the Standard.

Based on a preliminary assessment, the Group has determined that if applied as of September 30, 2017, the new Standard would not have had a material effect on Enel Chile’s interim consolidated financial statements. The Group is also evaluating the changes and improvements that will be necessary in the systems, internal control, policies and procedures to comply with the requirements of IFRS 15.

•	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases—Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

The standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to adopt the standard early.

Although IFRS 16 subtantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following.

i)

Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right-to-use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interst related to the liability The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)

Lessor accounting: does not change substantially from the current model of IAS 17. The lessor will continue to classify leases under the same principles of the current standard as operating or financial leases.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

The Group is currently carrying out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future.

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration

This Interpretation clarifies the date of the transaction for the purpose of determining the exchange rate to use in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets. For this purpuses, the date of the transaction is the date on which an entity initially recongizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application is permitted.

The Group expects that this new Interpretation will no have a material effect on the consolidated financial statements of Enel Generación Chile and its subsidiaries.

•	IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and Measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.

The Group’s management is currently assessing the potential impact that IFRIC 23 will have on its consolidated financial statements on its initial application.

Improvements and Amendments	Mandatory application for annual Periods beginning on or after:

Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS and IAS 28 “Investments in Associates and Joint Ventures”.

January 1, 2018
Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments provide specific accounting requirements for: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

January 1, 2018

Amendments to IAS 40: Transfers of investment property

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and not a sufficient reclassification criteria.

January 1, 2018
Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

The IASB decided to postpone the effective date of application of the amendment, until obtaining the results of its research Project on the equity method of accounting.

Effective date deferred indefinitely.

In Management’s opinion, the application of the foregoing amendments and annual improvements is not expected to have a significant effect on the consolidated financial statements of Enel Generación Chile and its subsidiaries.

2.3	Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the interim consolidated financial statements, certain judgments and estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized in these interim consolidated financial statements.

The most important areas where critical judgment was required are:

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.d).
-	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.g).

The estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.d).
-	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.l.1 and 22).
-	The useful lives of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).
-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g and 19).
-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the interim consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 6.2).

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).
-	Future disbursements for closure of facilities and restoration of land, as well as discount rates to be used (see Note 3.a).
-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have been used as the basis for recording different balances related to income taxes in these interim consolidated financial statements (see Note 3.o).

-	The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best available information as of the issuance date of these interim consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change of judgments and estimates in the corresponding future consolidated financial statements.

2.3.1	Changes in accounting estimates

The Company carried out a new study on useful lives allocated to the Group’s main items of property, plant and equipment. The results of such study indicated that there is sufficient evidence to conclude that it is necessary to revise the remaining useful lives of certain assets, so as to them to better reflect the periodo over which these assets are expected to be available for use.

Based on above, beginning on January 1, 2017, Enel Generación Chile revised the remaining useful lives of certain items of its property, plant and equipment. This change in accounting estimate resulted in a lower depreciation expense of ThCh$8,267,987 for the nine month period ended September 30, 2017.  It is expected that for the year 2017, the lower depreciation expense will amount to ThCh$11,023,983.

2.4	Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly, by Enel Generación Chile S.A. Control is exercised if, and only if, the following conditions are met: the Company has i) power over the subsidiary; ii) exposure o rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

Enel Generación Chile has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control listed above.

Subsidiaries are consolidated as described in Note 2.7.

Appendix 1 “Enel Generación Chile Group Entities” to these interim consolidated financial statements describes the relationship of the Company with each of its subsidiaries.

2.4.1	Changes in the scope of consolidation

On March 1, 2016, as part of the corporate reorganization and as a result of the spin-off described in Note 5.2, all subsidiaries that were part of the generation and distribution businesses outside of Chile have been deconsolidated, which are detailed in Appendix 2. The effects of this transaction in the interim consolidated financial statements of Enel Generación Chile are described in Note 5.2.

2.4.2	Unconsolidated companies with an ownership interest of over 50%

Although the Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Aysen”), it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of this entity.

2.5	Investments in associates

Associates are those entities in which Enel Generación Chile, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of potential exercisable voting rights or convertible rights at the end of each reporting period, including potential voting rights held by the Company or other entities. In general, significant influence is presumed to be those cases in which the Group has more than 20% of the voting power of the investee.

Associates are accounted for under equity method as described in Note 3.h.

Appendix 3 “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company with each of these companies.

2.6	Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

-

Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in Note 3.h.

-

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the assets and liabilities held in the joint operation. At the end of the reporting period, the Group does not have any joint arrangements that qualify as joint operations.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

Appendix 3 “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company and each of these companies.

2.7	Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, revenues, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intragroup transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

2.

Non-controlling interests in equity and in comprehensive income of the subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net income attributable to non-controlling interests” and “Comprehensive income (loss) attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of the Group companies with functional currencies other than the Chilean peso are translated as follows:
a.	For assets and liabilities the prevailing exchange rate on the closing date of the financial statements is used.
b.

For items of the comprehensive income, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	For equity accounts the historical exchange rate from the date of acquisition or contribution is used, and retained earnings are translated at the average exchange rate at the date of origination.
d.

Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” within the consolidated statement of comprehensive income in other comprehensive income (see Note 23.2).

4.	Balances and transactions between consolidated companies were fully eliminated in the consolidation process.

5.

Changes in the ownership interests in subsidiaries that do not result in the Group obtaining or losing control are recognized as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to shareholders of the Parent.

6.

Business combinations between entities under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in equity, as a charge or credit to “Other reserves”. The Group does not restate comparative periods in its financial statements for business combinations under common control.

3.	ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying interim consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 15.4.a).

-	Employee expenses directly related to construction in progress (see Note 15.4.b).
-

Future disbursements that the Group will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 21).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recognized as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the period in which they are incurred.

The Group, based on the outcome of impairment testing performed as explained in Note 3.d), considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group companies expect to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate, adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful life (*)
Buildings	10 – 50
Plant and equipment	5 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful life (*)
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 45
Coal/Fuel power plants	20 – 40
Combined cycle power plants	10 – 25
Renewable power plant	20
Natural gas transportation facilities:
Pipelines	20

(*)	See Note 2.3.1.

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of property, plant, and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

b)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and so is the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. Thus, comparative information for prior periods presented in financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting (see Note 2.7.1).

Goodwill arising from acquisition of companies with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Company estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.d).

c)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of September 30, 2017 and December 31, 2016, there are no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets impairment losses and, if applicable, recovery of impairment losses recognized in previous periods are explained in Note 3.d below.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note 3.d below.

c.1) Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Expenditures on research activities are recognized as an expense in the period in which they are incurred.

c.2) Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over four years. Easements and water rights have indefinite useful lives and, therefore, are not amortized.

d)	Impairment of non-financial assets

During the period, and principally at the end of each reporting period, the Company evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Company estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Company estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Company uses value-in-use criterion in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of September 30, 2017 future cash flows projections were extrapolated using the growth rate 3.1%.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate. As of September 30, 2017, the Group applied the pre-tax discount rate 11.5%, expressed in nominal terms.

If the recoverable amount of the CGU is estimated to be less than its carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income in the line item “Reversal of impairment loss (impairment loss) recognized in profit or loss”. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then on a pro rata basis to the other carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset (other than goodwill) in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

e)	Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

In the case of operating leases, payments are recognized as an expense in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

f.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.h and 12) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.j), into four categories:

-

Loans and trade and other receivables: These financial assets, that are not quoted in the active market, are measured at amortized cost, which is the initial fair value minus principal repayments made, plus accrued interest, calculated using the effective interest method, minus any reduction through the use of an allowance account for impairment or uncollectibility.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and is charged to finance income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches discounts the estimated future cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

-

Held-to-maturity investments: Investments quoted in an active market that the Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

-

Financial assets at fair value through profit or loss: This category includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the consolidated statement of financial position at fair value, with changes in value recognized directly in income when they occur.

-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments.

These financial assets are recognized in the consolidated statement of financial position at fair value when it can be reliably determined. For investments in equity instruments in unlisted companies or companies with lower levels of liquidity, normally the fair value cannot be reliably measured. When this occurs, those investments in equity instruments are measured at cost less impairment losses, if any.

Changes in fair value, net of tax, are recognized in other comprehensive income, until the investments are disposed of, at which time the amount accumulated in other comprehensive income is reclassified to profit or loss.

If the fair value is lower than cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recognized directly in profit or loss.

Purchases and sales of financial assets are accounted for using their trade date.

f.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits with original maturity of less than or equal to 90 days, and other highly liquid investments (with original maturity of less or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

f.3) Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

-

For trade receivables in the electricity generation, transmission and distribution segments, the Company’s policy is to recognize impairment losses based on the aging of past-due balances. This is the policy generally applied except in cases where a specific collective basis analysis is recommended, such as in the case of receivables from government-owned companies (see Note 8).

-

In the case of receivables of a financial nature, included in the loans and trade and other receivables and held-to-maturity investments categories, impairment is determined on case-by-case basis and it is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate (see Notes 7 and 19).

-	In the case of financial investments available-for-sale, impairment criteria are detailed in Note 3.f.1.

f.4) Financial liabilities other than derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest method (see Note 3.f.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recognized in the statement of financial position and for fair value disclosure purposes as shown in Note 19.2.b, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

f.5) Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recognized at fair value at the end of each reporting period as follows: if their fair value is positive, they are recognized within “Other financial assets”; and if their fair value is negative, they are recognized within “Other financial liabilities”. For derivatives on commodities, the positive fair value is recognized in “Trade and other receivables”, and negative fair values are recognized in “Trade and other payables”.

Changes in fair value are recognized directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

-

Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the consolidated statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

-

Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain in this account this reserve is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income because of the hedged risk, offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recognized directly in the consolidated statement of comprehensive income.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

As a general rule, long-term commodity purchase or sale agreements are recognized in the consolidated statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

-

The sole purpose of the agreement is for its own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (iii) in the case of electricity sales its sale to the end-customers.

-	The Group’s future projections evidence the existence of these agreements for its own use.

-

Past experience with agreements evidence that they have been utilized for its own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

-	The agreement does not stipulate settlement of differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell its own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recognized separately and changes in value are accounted for directly in profit or loss.

f.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

-

The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Company has assumed a contractual obligation to pay these cash flows to one or more recipients.

-

The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.f.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

f.7) Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities, and the net amount is presented in the statement of financial position only when:

-	there is a legally binding right to set-off recognized amounts; and
-	the company intends to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

The right of set-off may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

f.8) Financial guarantees

The financial guarantee contracts, defined as the guarantees issued by the Company and its subsidiaries to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	The amount determined in accordance with the accounting policy in Note 3.l; and
-	The amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the revenue recognition policies described in Note 3.p.
g)	Fair value measurement

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value of an asset or liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to conduct the measurement. The Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy of the entry data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

When measuring fair value, the Group takes into account the characteristics of the asset or liability, particularly:

-

For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

-

For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Company’s own credit risk;

-

For derivatives not traded on active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself;

-

For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are presented in Note 19.3.

h)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recognized for that investment in the statement of financial position, unless the Group has a present obligation (either legal or implicit) to support the company’s negative equity position, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Group is entitled based on its interest is recognized under “Share of profit (loss) of investments accounted for using equity method”.

Appendix 3 “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company with each of these companies.

i)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

j)	Non-current assets and disposal groups and liabilities associated held for sale or distribution to owners and discontinued operations

Non-current assets (including property, plant and equipment, intangible assets, investments accounted for using the equity method and joint ventures) and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets) are classified as:

-	held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use; or
-	held for distribution to owners when the entity is committed to distribute the assets (or disposal groups) to the owners.

For this to be the case, the assets must be available for immediate sale or distribution in their present condition and the sale or distribution must be highly probable. For the sale or distribution to be highly probable, actions to complete the sale or distribution must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution should indicate that it is unlikely that significant changes to the sale or distribution will be made or that the sale or distribution will be withdrawn. Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that cease to be classified as held for sale or held for distribution to owners, or cease to form part of a disposal group are valued at the lower of their carrying amount before classification, less depreciation, amortization or revaluations that would have been recognized if they would not have been classified as such, and the recoverable value on the date on which they will be classified as non-current assets.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision where would be reclassified as non-current assets.

Non-current assets held for sale or held for distribution to owners and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a line item entitled “Non-current assets and disposal groups held for sale or distribution to owners”, and the respective liabilities are presented as a line item entitled “Liabilities associated with disposal groups held for sale or distribution to owners”.

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale and:

-	represents a separate major line of business or geographical area of operations;
-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
-	is a subsidiary acquired exclusively with a view to resale.

The post-tax profit or loss of discontinued operations is presented as a single line item in the consolidated statement of comprehensive income as “Net profit from discontinued operations”, as well as the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation.

k)	Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Equity – Retained earnings”, without affecting profit or loss for the period.

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as a finance cost.  Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current, best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision.  Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred.  Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

l.1) Provisions for post-employment benefits and similar obligations

The Company and some of the subsidiaries have pension and similar obligations with their employees. These obligations, which can be defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets are recognized directly in other comprehensive income.

m)	Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the period, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange losses, net” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recognized as “Foreign currency exchange losses, net” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its subsidiaries that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at ten years.

n)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as long-term liabilities.

o)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Group’s different subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

-	Did not arise from a business combination; and
-	At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recognized in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recognized as government grants.

At the end of each reporting period, the Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of its review.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if has a legally enforceable right to set off current taxes receivable against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

p)	Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are taken:

-

Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts; at prices stipulated in the electricity market by applicable regulations; or at marginal cost determined on the spot market, as the case may be. This revenue includes an estimate of the service provided and not billed as of the closing date (see Note 2.3 and Note 24).

Revenue from rendering of services is recognized, only if it can be estimated reliably, by reference to the stage of completion of the service at the end of the reporting period.

Revenue is recognized based on the economic substance of the transaction and is recognized when all of the following conditions are met:

-	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;
-	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
-	the amount of revenue can be measured reliably;
-	it is probable that the economic benefits associated with the transaction will flow to the entity; and
-	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

In arrangements under which the Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The Group excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Group recognizes the net amount of non-financial asset purchases or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Finance income (expense) is recognized using the effective interest method.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recording them as assets.

q)	Earnings per share

Basic earnings per share are calculated by dividing net profit attributable to shareholders of the Parent (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent held by the Group, if any.

Total basic earnings per share are calculated as the ratio of the net profit for the year after tax from continuing and discontinued operations, less the corresponding portion attributable to non-controlling interests, and the weighted average number of common shares of the parent company outstanding during the period, excluding the average number of shares of the parent held by the Group.

r)	Dividends

Article No. 79 of the Chilean Public Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated deficit from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Group’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other payables” and “Accounts payable to related parties”, as appropriate, and recognized in Equity.

Interim and final dividends are deducted from Equity when approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

s)	Operating Segments and Geographical Information

The Group’s activities were previously organized primarily around its core business, electric energy generation. Considering the differentiated information that was analyzed by the Company’s chief operating decision maker (“CODM”), segment information had been organized by the geographical areas in which the Group operates:

•	Chile
•	Argentina (discontinued)
•	Peru (discontinued)
•	Colombia (discontinued)

However, since all non-Chilean operations were presented as discontinued operations in the Group’s 2015 consolidated financial statements as a result of the corporate reorganization described in Note 5.2, the Group no longer has any operating segments as that term is defined by IFRS 8 “Operating Segments”. The information currently provided to the CODM is the same as reported in Group’s consolidated financial statements. Management has elected to voluntarily present supplemental disaggregated asset, liability and cash flow information on a geographic basis. The accounting policies used to determine this supplemental disaggregated financial information are the same as those used in the preparation of the Group’s consolidated financial statements.  See Note 32.

The Group generates substantially all of its revenue from continuing operations from customers located in Chile.  Also, substantially of all of the Group’s non-current assets not classified as held for distribution are located in Chile. Consequently, no further geographic consolidated revenue and non-current asset information is presented.

4.	SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS
1)	Regulatory framework

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining – whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law) – as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (“CNE”), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendence of Electricity and Fuels (“SEF”), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (“ChCNE”), thus strengthening coordination and allowing for an integrated view of the energy sector.

The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables – “CER”), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – “CIFES”).

The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (“SIC”), the Sistema Interconectado del Norte Grande (“SING”), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellón, on the island of Chiloé in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. Currently, the project for the interconnection of the SIC with the SING is being developed.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, the electricity market coordinates their operations through a centralizing operating agent, the Coordinador Eléctrico Nacional (CISEN), in order to operate the system at minimum cost while maintaining reliable service, the current SIC and SING systems, and in the near future, the National Electricity System. The CISEN plans and operates the systems, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

1.1.	Generation segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generation company may have the following types of customers:

(i)

Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.
(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the CNE for the supply to their free customers through bilateral contracts.
(iii)

Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CISEN to determine the sufficiency capacity of each power plant, which is not the same as the dispatched capacity.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

1.2.	Transmission segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the income for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

1.3.	Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified as regulated and unregulated based on their demand. Regulated customers are those with connected capacity of more than 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Electricity Law, and non-regulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding price regulation, the Chilean Electricity Law establishes that the distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out a short-term tenders. In addition, a reimbursement mechanism exists allowing supply without contract and regulating corresponding fees.

The tariffs are set every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and capacity losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of services associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a robust model, which already had eight cycles of tariff settings since the privatization of the sector.

2)	Regulatory Developments in 2017

2017 CNE Regulatory Plan

On January 13, 2017, through Exempted Resolution No. 23 and pursuant Article 72-19 of the Chilean Electricity Law, the CNE published its Annual Work Plan aiming to draft and develop technical regulations for year 2017. The plan considers amendments to the Safety and Quality Service Technical Standard, new Technical Appendices and Technical Standards applicable to energy generation, distribution and transmission facilities.

New regulation published in 2017

In 2017, several regulations associated with Transmission Law No. 20,936 has been published, among  others: (i) Regulation on Long-Term Energy Planning; (ii) Regulation setting the requirements and the procedure applicable to requests of international exchange of electric services; (iii) Regulation for determination of preliminary bands for new works in the transmission systems; (iv) Regulation for determination and payment of compensations for interruption of energy supply; and (v) Regulation on establishing Technical Standards ruling technical requirements on safety, coordination, quality, information and economics about electric sector operators.

3)	Energy Tenders

Under the new law for energy tenders, two bidding processes have been carried out: Supply Bidding No. 2015/01 and Supply Bidding No. 2015/02.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1,200 GWh per year at a weighted average price of US$ 79.3 per MWh, a 30% reduction as compared to the prices of prior bids, which indicates that the amendments to the Chilean Electricity Law have effectively reduced the prices through increased competition and a reduction in the risks for generators.

Supply Bidding No. 2015/01 was launched in May 2015 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12,430 GWh/year (100%) to 84 companies at a weighted average price of US$ 47.6 per MWh. Enel Generación Chile was awarded with 5,918 GWh per year, which represents a 47.6% of the total energy awarded.

On January 27, 2017, the CNE published the terms for Supply Bidding 2017/01. Subsequently, on March 21, 2017, the CNE issued the 2017 Preliminary Report for Electricity Supply Biddings, which stated a projection for the energy demand for the 2017-2037 period. The report indicated a decrease in the energy demand by year 2024. In this context, the CNE issued through Exempted Resolution No. 250 on May 15, 2017 the Final Report for Electricity Supply Biddings.

On June 16, 2017, based on the new forecasted energy demand, the CNE issued Exempted Resolution No. 305 which modifies the terms of the Supply Bidding 2017/01, stating that the total energy tender will be 2.2 TW per year starting at  2024.

The next milestons of Supply Bidding 2017/01 are: (i) Submission of offers (October 11, 2017); (ii) Publishing of Price Reserve (October 24, 2017); (iii) Review of Economic Offers (October 30, 2017); and (iv) Release bidding results (in November 2017).

5.	NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS
5.1	Sale of Electrogas - Non-current assets and disposal groups held for sale

On December 16, 2016, Enel Generación Chile signed a share purchase agreement with Aerio Chile SpA (hereinafter “Aerio Chile”), which is indirectly wholly-owned subsidiary of Redes Energeticas Nacionais, S.G.P.S. S.A. (“REN”). In accordance with the agreement Enel Generación Chile agreed to sell its entire ownership interest in Electrogas S.A., representing 42.5% of the issued capital of that company. The agreed price was US$ 180 million, which would be paid on the transaction closing date.

The sale of this investment to Aerio Chile was subject to satisfaction of customary conditions precedent for this type of transactions, which includes, among others, the non-exercise by the other shareholders of Electrogas S.A. of the preferential acquisition rights, which they were entitled to in accordance with the terms and conditions established in the shareholders agreement.

The closing of the transaction and transfer of the investment occurred in February 7, 2017. The cash consideration received was ThCh$115,582,806 and was recognized a gain on sale before taxes of ThCh$105,311,912 (see Notes 6.c and 29, respectively).

Electrogas S.A.’s corporate purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities

As described in Note 3.j, non-current assets and disposal groups classified as held for sale have been recognized at the lower of their carrying amount and estimated sale value less cost of disposal. The investment in Electrogas S.A. does not represent a significant business line for the Group.

The following table presents the balance of the Group’s investment in Electrogas S.A. as of December 31, 2016, which was classified as non-current assets held for sale:

Equity of Electrogas S.A.	Ownership	Carrying Value of Investment in Electrogas S.A
ThCh$	%	ThCh$
30,571,784	42.50%	12,993,008

5.2	Corporate reorganization – non-current assets and disposal groups and liabilities associated held for distribution to owners
I.	General background

On April 28, 2015, the Company informed the SVS through a significant event notice, that the Board of Directors of its direct parent at that time, Enersis S.A. (currently named Enel Américas S.A.), communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in

Chile from other activities conducted outside of Chile by Enersis S.A. (currently named Enel Américas S.A.) and its subsidiaries Empresa Nacional de Electricidad S.A. (the Company, currently named Enel Generación Chile S.A.) and Chilectra S.A. (currently named Enel Distribución Chile S.A.), while maintaining its inclusion in the Enel S.p.A. group.

In the same significant event notice, the Board of Directors of the Company reported that it had agreed to initiate studies to analyze a possible corporate reorganization consisting of the spin-off of its businesses in Chile from those outside of Chile, and the subsequent merger of the latter into a single company. Furthermore, it indicated that the objective of this reorganization was to create value for all of its shareholders, as none of these operations require the contribution of additional resources from shareholders. The possible corporate reorganization would take into account the best interests as well as all shareholders’ interests, with special attention paid to minority interests, and if it were approved, it would be subject to approval at an Extraordinary Shareholders’ Meeting.

This corporate reorganization consisted of two steps:

-

Each of Enersis S.A. (currently named Enel Américas S.A.) and its subsidiaries the Company and Chilectra S.A. (currently named Enel Distribución Chile S.A.), would effect a spin-off, resulting in separation of the businesses in Chile and outside of Chile.

-

Once the previously mentioned spin-off transactions were completed, Enersis S.A. (currently named Enel Américas S.A.) would absorb by merger the newly created companies, Endesa Américas S.A. and Chilectra Américas S.A., to which the businesses outside of Chile would be allocated, and would dissolve them without liquidation.

On December 18, 2015, the Extraordinary Shareholders' Meeting of the Company approved the demerger, subject to the conditions precedent consistent in approving the demergers of Enersis S.A. (currently Enel Américas S.A.) and Chilectra S.A. (currently Enel Distribución Chile S.A.) by their respective Extraordinary Shareholders’ Meetings, in addition to the relevant legal procedures and related matters. Also, it was agreed that the demerger would take effect from the first calendar day of the month following that in which a deed of compliance with conditions of the demerger is granted.

On March 1, 2016, having satisfied all conditions precedent, the demerger of the Company became effective and the new entity Endesa Américas S.A. began to exist, to which were allocated the shareholdings and other associated assets and liabilities of the businesses outside of Chile . Consequently, the corresponding capital decrease of the Company and other amendments to its by-laws were verified (see Note 23). On the same date, all assets and liabilities of the Company were transferred to Enersis Chile S.A. (currently named Enel Chile S.A.) the new entity created from the demerger of Enersis S.A. (currently named Enel Américas S.A.) to which were allocated the generation and distribution businesses in Chile.

II.	Accounting aspects

As of December 31, 2015, upon compliance with the criteria in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the following accounting treatment was applied:

i)	Assets and liabilities

All assets and liabilities related to the generation and distribution business outside of Chile (Enel Brasil, distribution subsidiaries) were classified as “non-current assets and disposal groups held for sale or distribution to owners” or “liabilities associated with non-current assets and disposal groups held for sale or distribution to owners”, as appropriate, according to the accounting policy indicated in Note 3.j.

As of March 1, 2016 (the date when demerger of the Company became effective) and December 31, 2015, the main groups of assets and liabilities classified as held for distribution to owners, which relate to the Group’s operations outside of Chile, were as follows:

	03-01-2016	12-31-2015
	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	211,252,436	112,313,130
Other current financial assets	4,026,343	5,641,903
Other current non-financial assets	11,065,826	14,336,049
Trade and other current receivables, net	211,703,393	199,139,964
Current accounts receivable from related parties	54,507,295	37,639,756
Inventories	22,562,325	25,926,892
Current income tax receivables	1,180,380	50,966
TOTAL CURRENT ASSETS	516,297,998	395,048,660
NON-CURRENT ASSETS
Other non-current financial assets	577,719	625,981
Other non-current non-financial assets	2,764,888	3,239,510
Trade and other non-current receivables, net	220,651,649	230,824,700
Investments accounted for using the equity method	441,310,088	446,338,964
Intangible assets other than goodwill	29,219,975	31,083,689
Goodwill	94,270,450	100,700,656
Property, plant and equipment, net	2,481,383,742	2,663,590,814
Deferred income tax assets	16,403,221	18,253,056
TOTAL NON-CURRENT ASSETS	3,286,581,732	3,494,657,370
TOTAL ASSETS	3,802,879,730	3,889,706,030
LIABILITIES
CURRENT LIABILITIES
Other current financial liabilities	198,963,253	221,018,241
Trade and other current payables	238,547,183	259,664,724
Current accounts payable to related parties	55,541,485	48,124,723
Provisions	67,049,521	78,935,605
Current income tax liabilities	69,623,615	65,310,111
Other current non-financial liabilities	1,797,957	1,951,294
TOTAL CURRENT LIABILITIES	631,523,014	675,004,698
NON-CURRENT LIABILITIES
Other non-current financial liabilities	908,367,472	896,924,119
Other non-current payables	37,652,705	39,373,175
Provisions	33,922,531	36,473,503
Deferred income tax liabilities	158,913,576	163,761,907
Non-current provisions for employee benefits	19,308,134	21,548,342
Other non-current non-financial liabilities	17,547,661	18,698,412
TOTAL NON-CURRENT LIABILITIES	1,175,712,079	1,176,779,458
TOTAL LIABILITIES	1,807,235,093	1,851,784,156

ii)	Profit and loss

All income and expenses related to generation and distribution business located outside of Chile (Enel Brasil, distribution subsidiaries), subject to distribution to owners, represent discontinued operations and are presented in the “Income after tax from discontinued operations” line within the consolidated statement of comprehensive income.

The following table sets forth the breakdown by nature of the line item “Income from discontinued operations, net of taxes” for the two month period ended February 29, 2016 and for the year ended December 31, 2015:

STATEMENTS OF COMPREHENSIVE INCOME	Discontinued operations
	02-29-2016	12-31-2015
	ThCh$	ThCh$
Revenues	229,074,809	1,238,466,148
Other operating income	6,648,363	64,649,040
Revenues and Other Operating Income	235,723,172	1,303,115,188
Raw materials and consumables used	(95,953,531)	(481,747,189)
Contribution Margin	139,769,641	821,367,999
Other work performed by the entity and capitalized	1,187,538	11,937,667
Employee benefits expense	(11,608,563)	(85,228,546)
Depreciation and amortization expense	-	(108,405,664)
Impairment losses	(906,638)	(4,813,372)
Other expenses	(16,295,714)	(73,277,014)
Operating Income	112,146,264	561,581,070
Other gains, net	41,806	(508,842)
Financial income	2,779,987	59,300,320
Financial costs	(21,056,624)	(87,794,374)
Share of profit and losses of investments accounted for using the equity method	6,375,719	38,679,661
Foreign currency exchange gains (losses), net	25,485,086	96,180,972
Profit before income taxes	125,772,238	667,438,807
Income tax expense	(46,199,793)	(256,249,256)
Net income from discontinued operations	79,572,445	411,189,551
Attributable to
Shareholders of the parent	39,759,035	180,546,069
Non-controlling interests	39,813,410	230,643,482
Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes
Losses from defined benefit plans, net	-	247,120
Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Foreign currency translationlosses, net	(135,953,119)	(245,784,132)
Gains (losses) from available-for-sale financial assets, net	-	(441,549)
Net losses from cash flow hedges and reclassification adjustments on cash flow hedges, net of tax	(1,697,346)	(10,204,780)
Share of other comprehensive income from investments accounted for using the equity method	(213,919)	(1,897,437)
Total other comprehensive loss, before income taxes	(137,864,384)	(258,080,778)
TOTAL COMPREHENSIVE INCOME (LOSS)	(58,291,939)	153,108,773
Comprehensive income (loss) attributable to
Shareholders of the parent	(33,070,495)	9,868,045
Non-controlling interests	(25,221,444)	143,240,728
TOTAL COMPREHENSIVE INCOME LOSS	(58,291,939)	153,108,773

iii)	Accumulated Other Comprehensive Loss in Equity

The accumulated other comprehensive loss amounts in equity reserves associated with assets and liabilities held for distribution to owners is as follows:

Reserves originated from	02-29-2016	12-31-2015
	ThCh$	ThCh$
Exchange differences in foreign currency translation	(263,741,101)	(192,080,845)
Cash flow hedges	(8,696,789)	(8,022,483)
Gains and losses on remeasuring available-for-sale financial assets	(118,662)	(118,662)
Other miscellaneous reserves	(2,561,252)	(1,967,052)
Total	(275,117,804)	(202,189,042)

As a result of the classification of the generation and distribution activities located outside of Chile as discontinued operations, these business lines are not disclosed in Note 32 “Information by Segment”.

iv)	Cash flows

The following table sets forth the net cash flows from operating, investing and financing activities attributable to discontinued operations for the two month period ended February 29, 2016 and the year ended December 31, 2015:

Statement of cash flows	02-29-2016	12-31-2015
	ThCh$	ThCh$
Net cash provided by operating activities	69,011,031	473,002,615
Net cash used in investing activities	(25,947,761)	(233,343,856)
Net cash provided by (used in) financing activities	80,160,648	(430,690,847)
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	123,223,918	(191,032,088)
Effect of exchange rate changes on cash and cash equivalents	(24,284,612)	4,902,989
Net increase (decrease) in cash and cash equivalents	98,939,306	(186,129,099)
Cash and cash equivalents at the beginning of the year	112,313,130	298,442,231
Cash and cash equivalents at the end of the year	211,252,436	112,313,130

III.	Other information

The Spin-off by the Company triggered the Company’s obligation to pay taxes in Peru for a total amount of 577 million Peruvian Soles (approximately ThCh$ 116,053,255). This tax, paid during March 2016, was generated as a result of the application of the Peruvian Income Tax Law to the transfer of the ownership interests, which the Group held in Peru, to Endesa Américas S.A. The tax is calculated as the difference between the disposal value and the acquisition cost of the ownership interests.

Because this payment was directly linked to the Spin-off, the effect has been recognized directly in equity, specifically in other reserves, following the nature of the principal transaction (transaction with shareholders in their capacity as owners).

6.	CASH AND CASH EQUIVALENTS
a)	The detail of cash and cash equivalents as of September 30, 2017 and December 31, 2016:

Cash and cash equivalents	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Cash balances	33,885	31,293
Bank balances	4,918,322	24,787,424
Time deposits	13,660,135	17,325,478
Other fixed-income instruments	93,444,530	72,342,284
Total	112,056,872	114,486,479

Time deposits included in cash and cash equivalents represent interest-bearing time deposits with original maturity of less or equal to 90 days. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There is no significant available cash held by the Group that is restricted.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Chilean peso	102,889,051	105,038,095
Argentine peso	6,324,844	4,807,406
U.S. dollar	2,842,977	4,640,978
Total	112,056,872	114,486,479

c)	The following table presents the proceeds received from the sale of the ownership interest in the associate Electrogas S.A.:

Loss of significant influence in Associate	9-30-2017
ThCh$
Cash received from the sale of Electrogas S.A. (*)	115,582,806
Total	115,582,806

(*)	See Note 5.1.
d)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes as of September 30, 2017. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statements of cash flows as cash flows from financing activities:

Liabilities arising from financing activities	Balance as of 1/1/2017 (1)	Financing cash flows								Balance as of 9/30/2017 (1)
						Changes in fair value	Foreign exchange differences	Finance costs	Other changes
		From	Used	Interest paid	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	4,172	-	(3,219)	(1,072)	(4,291)	-	-	189	-	70
Unsecured obligations	802,306,161	-	(2,757,613)	(29,928,525)	(32,686,138)	-	(22,386,425)	32,893,964	3,859,019	783,986,581
Finance leases	17,749,647	-	(1,336,237)	(623,810)	(1,960,047)	-	(804,823)	623,810	-	15,608,587
Financial derivatives for hedging	23,640,893	-	(1,901,122)	-	(1,901,122)	(7,496,223)	(13,538,749)	2,679,596	(3,088,101)	296,294
Loans to related parties	39,211	31,680,253	(31,680,253)	(795,674)	(795,674)	-	-	764,325	-	7,862
Other obligations	-	-	(487,327)	-	(487,327)	-	-	487,327	-	-
Total	843,740,084	31,680,253	(38,165,771)	(31,349,081)	(37,834,599)	(7,496,223)	(36,729,997)	37,449,211	770,918	799,899,394

7.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of September 30, 2017 and December 31, 2016, is as follows:

Other Financial Assets	Balance as of
	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial investments - quoted equity securities	-	-	6,255	407
Available-for-sale financial investments – non-quoted equity securities or with limited liquidity	-	-	2,595,343	2,616,240
Hedging derivatives (*)	3,742,977	121,443	30,956,130	25,533,188
Non-hedging derivatives	95,186	-	-	-
Financial assets held-to-maturity	69,474	365,663	-	652,733
Total	3,907,637	487,106	33,557,728	28,802,568

(*)	See Note 19.2.a.

8.	TRADE AND OTHER RECEIVABLES
a)	The detail of trade and other receivables as of September 30, 2017 and December 31, 2016, is as follows:

Trade and Other Receivables, Gross	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	237,687,327	872,398	261,754,397	6,788,437
Trade receivables, gross	205,752,673	76,196	214,479,114	5,751,510
Other receivables, gross	31,934,654	796,202	47,275,283	1,036,927

Trade and Other Receivables, Net	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	236,428,510	872,398	260,440,086	6,788,437
Trade and other receivables, net	204,493,856	76,196	213,164,803	5,751,510
Other receivables, net	31,934,654	796,202	47,275,283	1,036,927

The balances in trade and other receivables do not generally accrue interest.

The Group does not have customers to which it has sales representing 10% or more of the Group’s total consolidated revenues for the period ended September 30, 2017 and the year ended December 31, 2016.

Refer to Note 9.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	As of September 30, 2017 and December 31, 2016 the balance of past due but not impaired trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Less than three months	1,356,015	4,709,261
Between three and six months	849,168	6,014,819
Between six and twelve months	2,726,150	13,747,986
Total	4,931,333	24,472,066

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-Current
ThCh$
Balance as of January 1, 2016	1,549,192
Amounts written off	(215,826)
Other changes	(19,055)
Balance as of December 31, 2016	1,314,311
Increases (decreases) for the period	(55,494)
Amounts written off	-
Balance as of September 30, 2017	1,258,817

Write-offs of bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year.

d)	Additional information:
-

Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros (Chilean Superintendence of Securities and Insurance) of February 3, 2012, XBRL Taxonomy: see Appendix 6.

-	Supplementary information on trade receivables: see Appendix 6.1.
9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not itemized in this note.

As of the date of these interim consolidated financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recognized with respect to receivable balances for related party transactions.

9.1	Balances and transactions with related parties

The balances of accounts receivable and payables between the Company and its non-consolidated related parties are as follows:

a)	Receivables from related parties:

Receivables from related parties							Balance as of
Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the Transaction	Relationship	Currency	Country	Current		Non-Current
							9-30-2017	12-31-2016	9-30-2017	12-31-2016
							ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	39,751,927	35,228,094	-	-
96.800.570-7	Enel Distribución Chile S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	7,107	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Dividends	Less than 90 days	Common control	Ch$	Chile	-	26	-	-
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	127,324	15,840	-	-
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	76,670	346,061	-	-
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Energy sales	Less than 90 days	Common control	Ch$	Chile	20,094	22	-	-
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Tolls	Less than 90 days	Common control	Ch$	Chile	-	22,944	-	-
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	111	-	-	-
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	127,012	-	-	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	109,271	152,290	-	-
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	-	251,977	-	-
76.536.353-5	Enel Chile S.A.	Mercantile current account	Less than 90 days	Parent	Ch$	Chile	136,096	-	-	-
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	US$	Peru	1,306	-	-	-
Foreign	Generalima S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	-	341,948	-	-
76.418.940-K	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	U.S.$	Chile	7,139,610	16,780,275	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	-	60,740	-	-
96.800.460-3	Luz Andes Ltda.	Energy sales	Less than 90 days	Common control	Ch$	Chile	4,028	2	-	-
96.800.460-3	Luz Andes Ltda.	Tolls	Less than 90 days	Common control	Ch$	Chile	-	4,917	-	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	47,111	129,755	-	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	108,448	198	-	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	411	-	-	-
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	-	64	-	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	Ch$	Brazil	2,011,310	2,097,313	-	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	Real	Brazil	57,284	-	-	-
Foreign	PH Chucas S.A.	Other services	Less than 90 days	Common control	Ch$	Costa Rica	1,526,881	1,614,168	-	-
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	Ch$	Spain	587,224	587,224	-	-
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	U.F	Spain	-	36,067	-	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	102,025	142,926	-	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	23	8	-	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	11,807	-	-	-
Foreign	Endesa Spain S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	-	13,077	-	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	9,895	243,946	-	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	12,987	-	-	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	98	-	-	-
76.321.458-3	Almeyda Solar S.p.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	89,164	98,353	-	-
76.321.458-3	Almeyda Solar S.p.A.	Other services	Less than 90 days	Common control	Ch$	Chile	4,723	-	-	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	80,513	81,377	-	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	11,807	-	-	-
Foreign	Compania Energetica Veracruz S.A.C.	Other services	Less than 90 days	Common control	Ch$	Peru	-	639,233	-	-
Foreign	Enel Italy Servizi SRL	Other services	Less than 90 days	Common control	Ch$	Italy	8,144	8,144	-	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Ch$	Italy	128,379	125,960	-	-
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	Ch$	Italy	11,104,473	22,321,017	-	-
Foreign	Emgesa S.A.	Other services	Less than 90 days	Common control	Ch$	Colombia	2,477	29,989	-	-
Foreign	Enel Generación Peru S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	551,989	1,328,268	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Energy sales	Less than 90 days	Common control	Ch$	Chile	48,030	25,558	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Other services	Less than 90 days	Common control	Ch$	Chile	73,722	-	-	-
Foreign	Endesa España	Other services	Less than 90 days	Common control	Ch$	Spain	13,077	-	-	-
Foreign	Enel Green Power Colombia SAS	Other services	Less than 90 days	Common control	Ch$	Chile	46,557	-	-	-
Foreign	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	222,094	-	-	-
Total							64,361,209	82,727,781	-	-

b)	Accounts payable to related parties:

Payables to related parties							Balance as of
Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the Transaction	Relationship	Currency	Country	Current		Non-Current
							9-30-2017	12-31-2016	9-30-2017	12-31-2016
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Arg$	Argentina	13,574	13,574	-	-
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	6,055	124	-	-
96.800.570-7	Enel Distribución Chile S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	5,483,327	7,264,883	-	-
96.806.130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	Ch$	Chile	-	257,060	-	-
96.806.130-5	Electrogas S.A.	Tolls	Less than 90 days	Associate	Ch$	Chile	-	74,388	-	-
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	1,161,861	1,670,592	-	-
76.536.353-5	Enel Chile S.A.	Dividends	Less than 90 days	Parent	Ch$	Chile	-	85,032,236	-	-
76.536.353-5	Enel Chile S.A.	Mercantile current account	Less than 90 days	Parent	Ch$	Chile	7,862	39,211	-	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	1,571	-	-	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	CP	Chile	-	14,457	-	-
76.418.940-K	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	Ch$	Chile	23,632,567	4,872,264	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	-	682,650	-	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	1,049,597	1,285,768	-	-
Foreign	Endesa Generación S.A.	Coal purchases	Less than 90 days	Common control	Ch$	Spain	-	486,180	-	-
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	213,710	379,731	-	-
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	22,257	-	-	-
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Ch$	Spain	91,387	183,607	-	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	Ch$	Italy	8,404,529	-	-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Tolls	Less than 90 days	Joint Venture	Ch$	Chile	81,691	-	-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Energy purchases	Less than 90 days	Joint Venture	Ch$	Chile	88,277	332,709	-	-
Foreign	Enel Ingegneria & Ricerca S.p.A	Other services	Less than 90 days	Common control	Ch$	Italy	-	6,343,845	-	251,527
76.126.507-5	Parque Eolico Talinay Oriente S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	58,393	48,432	-	-
Foreign	Enel Brazil S.A.	Other services	Less than 90 days	Associate	Ch$	Brazil	84,171	85,864	-	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	2,023,828	2,171,862	-	-
76.321.458-3	Almeyda Solar S.p.A	Energy purchases	Less than 90 days	Common control	Ch$	Chile	17,206	2,283	-	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	1,273,457	475	-	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Euro	Italy	93,405	79,990	-	-
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	Ch$	Italy	1,509,692	1,103,206	-	-
Foreign	Enel Trade S.p.A	Other services	Less than 90 days	Common control	Ch$	Italy	-	571,754	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Energy purchases	Less than 90 days	Common control	Ch$	Chile	9,073,287	7,406,880	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Tolls	Less than 90 days	Common control	Ch$	Chile	-	42,901	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Other services	Less than 90 days	Common control	Ch$	Chile	-	87,448	-	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	Euro	Italy	-	483,665	-	-
76.722.488-5	Empresa de Transmisión Chena S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	126,409	-	-	-
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	122,277	-	-	-
Foreign	Enel Green Power Italy	Other services	Less than 90 days	Common control	Ch$	Italy	282,937	-	-	-
Total							54,923,327	121,018,039	-	251,527

c)	Significant transactions and effects on income/expenses:

Transactions with related parties that are not consolidated and their effects on profit or loss are as follows:

Transactions with effects on income/(expenses)					For the nine month periods ended
Taxpayer ID No. (RUT)	Company	Relationship	Description of the transaction	Country	9-30-2017	9-30-2016
					ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Common control	Energy sales	Chile	306,677,630	285,725,543
96.800.570-7	Enel Distribución Chile S.A.	Common control	Tolls	Chile	(19,922,812)	(22,348,315)
96.800.570-7	Enel Distribución Chile S.A.	Common control	Services rendered	Chile	1,174,655	25,256,137
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Common control	Tolls	Chile	46,818	28,544
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Parent	Services rendered	Chile	443	2,233
94.271.000-3	Enel Américas S.A.	Parent	Services rendered	Chile	308,616	413,341
94.271.000-3	Enel Américas S.A.	Parent	Loans	Chile	-	(1,589,749)
94.271.000-3	Enel Américas S.A.	Parent	Services received	Chile	-	(981,637)
76.536.353-5	Enel Chile S.A.	Parent	Services received	Chile	-	791,683
76.536.353-5	Enel Chile S.A.	Parent	Loans	Chile	(764,263)	(385,298)
76.536.353-5	Enel Chile S.A.	Parent	Services received	Chile	(8,213,911)	(3,636,699)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Services received	Argentina	-	(151,365)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Energy sales	Argentina	-	1,879
96.800.460-3	Luz Andes Ltda.	Common control	Tolls	Chile	4,045	2,355
96.800.460-3	Luz Andes Ltda.	Common control	Services rendered	Chile	-	230
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy sales	Colombia	-	19,901,620
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy purchases	Colombia	-	(128,794)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services rendered	Colombia	-	15,714
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services received	Colombia	-	(17,587)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Loans	Colombia	-	11,355
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Tolls	Colombia	-	(3,864,016)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Tolls	Argentina	-	4,262
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Services received	Argentina	-	(60,630)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Energy sales	Peru	-	16,304,643
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services rendered	Peru	-	4,787,473
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services received	Peru	-	(35,949)
Foreign	Endesa Generación S.A.	Common control	Fuel consumption	Spain	-	(56,536,018)
Foreign	Enel Generación Piura S.A.	Common control	Energy sales	Peru	-	34,935
Foreign	Enel Generación Piura S.A.	Common control	Energy purchases	Peru	-	(308,224)
Foreign	Enel Generación Piura S.A.	Common control	Services rendered	Peru	4,984	160,083
Foreign	Enel Generación Piura S.A.	Common control	Loans	Peru	(135)	-
Foreign	Enel Perú S.A.C.	Common control	Services received	Peru	(181)	-
Foreign	Enel Perú S.A.C.	Common control	Services rendered	Peru	-	101,598
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Tolls	Colombia	-	(194,805)
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Energy sales	Colombia	-	1,161,383
76.788.080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	-	2,356,971
76.788.080-4	GNL Quintero S.A.	Associate	Services rendered	Chile	-	923,228
76.788.080-4	GNL Quintero S.A.	Associate	Tolls	Chile	-	(71,599)
Foreign	Compañía de Transmisión del Mercosur S.A.	Common control	Tolls	Argentina	-	(95,813)
76.418.940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(124,933,302)	(82,351,194)
76.418.940-K	GNL Chile S.A.	Associate	Loans	Chile	-	(436)
76.418.940-K	GNL Chile S.A.	Associate	Gas transportation	Chile	(36,410,642)	(37,281,679)
76.418.940-K	GNL Chile S.A.	Associate	Services rendered	Chile	85,274	82,762
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Common control	Services received	Chile	(490,193)	(450,621)
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Common control	Services rendered	Chile	210,198	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy sales	Chile	102,088	223,432
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy purchases	Chile	(2,557,972)	(4,022,292)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Services rendered	Chile	108,448	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Tolls	Chile	(50,158)	(45,991)
Foreign	Companhía Interconexao Energética S.A.	Common control	Tolls	Brazil	-	95,813
Foreign	Enel Iberoamérica SRL	Parent	Services rendered	Spain	99	3,460
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Associate	Tolls	Chile	(1,012,077)	(1,076,814)

Transactions with effects on income/(expenses)					For the nine month periods ended
Taxpayer ID No. (RUT)	Company	Relationship	Description of the transaction	Country	9-30-2017	9-30-2016
					ThCh$	ThCh$
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Energy sales	Chile	514,460	20,186
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Energy purchases	Chile	(74,536,893)	(24,659,209)
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Services rendered	Chile	73,722	-
Foreign	PH Chucas S.A.	Common control	Services rendered	Costa Rica	16,641	-
Foreign	Central Dock Sud S.A.	Common control	Services rendered	Argentina	-	454
Foreign	Endesa Energía S.A.	Common control	Gas sales	Spain	10,394,146	18,655,911
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy purchases	Chile	(365,187)	(369,640)
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy sales	Chile	115,699	90,087
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Tolls	Chile	18	-
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Services received	Chile	11,807	-
Foreign	Endesa España S.A.	Common control	Services received	Spain	-	(7,528)
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy purchases	Chile	(19,723,180)	(20,403,130)
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy sales	Chile	39,021	30,654
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Services rendered	Chile	12,987	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Tolls	Chile	103	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Common control	Energy purchases	Chile	(11,629,735)	(12,073,161)
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Common control	Energy sales	Chile	144,008	672,799
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Common control	Services rendered	Chile	11,807	-
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy purchases	Chile	(45,278)	(29,229)
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy sales	Chile	72,519	58,347
76.321.458-3	Almeyda Solar S.P.A	Common control	Services rendered	Chile	4,723	-
Foreign	Compania Energetica Veracruz S.A.C.	Common control	Services rendered	Peru	329,742	15,602
Foreign	Enel Produzione S.p.A.	Common control	Services received	Italy	(14,049)	(812,261)
Foreign	Enel Green Power Colombia SAS	Common control	Services rendered	Colombia	46,557	-
Foreign	Endesa Latinoamericana S.A.	Parent	Services received	Spain	-	(12,388)
Foreign	Enel S.p.A	Parent	Services received	Italy	-	(475,401)
Foreign	Enel Generación Perú S.A.	Common control	Services rendered	Peru	426,038	(342,059)
Foreign	Enel Generación Perú S.A.	Common control	Loans	Peru	(349)	-
Foreign	Enel Perú S.A.C.	Common control	Services rendered	Peru	7,408	-
Foreign	Enel Global Trading S.p.A.	Common control	Services received	Italy	-	(13,114)
Foreign	Enel Global Trading S.p.A.	Common control	Commodity derivatives	Italy	9,123,622	5,182,530
76.536.351-9	Endesa Américas S.A.	Common control	Services rendered	Chile	-	497,857
Foreign	Enel Argentina S.A. (ex - Endesa Argentina S.A.)	Common control	Services received	Argentina	-	(970)
Foreign	Emgesa S.A. E.S.P.	Common control	Services rendered	Colombia	-	40,483
96.920.110-0	Enel Green Power Chile Ltda.	Common control	Services rendered	Chile	136,531	-
76.722.488-5	Empresa de Transmisión Chena S.A.	Common control	Energy purchases	Chile	(101,552)	-
76.722.488-5	Empresa de Transmisión Chena S.A.	Common control	Tolls	Chile	(24,857)	-
96.806.130-5	Electrogas S.A.	Associate	Tolls	Chile	(251,099)	(2,825,100)
96.806.130-5	Electrogas S.A.	Associate	Fuel consumption	Chile	(25,025)	(386,060)
Total					29,132,007	105,610,812

Transfers of short-term funds between related parties are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 day terms, with automatic rollover for the same periods and amortization in line with cash flows

9.2	Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of nine members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of September 30, 2017 was elected at the Ordinary Shareholders’ Meeting held on April 27, 2016. The current Chairman and Secretary of the Board of Directors were designated at a Board meeting held on April 28, 2016.

On August 28, 2017, Mr. Fabrizio Barderi was appointed as member of the Board of Directors.

Members of the Board of Directors, are as follows:

- Mr. Giuseppe Conti (Chairman)

- Mr. Francesco Giorgianni

- Mr. Mauro Di Carlo

- Mr. Umberto Magrini

- Mr. Luca Noviello

- Mr. Fabrizio Barderi

- Mr. Enrique Cibié Bluth

- Mr. Jorge Atton Palma

- Mr. Julio Pellegrini Vial

a)	Accounts receivable and payable and other transactions
•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•	Other transactions

No transactions other than the payment of compensations have taken place between the Company and the members of the Board of Directors and key management personnel and other than transactions in the normal course of business-electricity supply.

b)	Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company. The methodology used to determine the compensation, described below, was established at the 2017 Annual Shareholders Meeting of the Company.

The breakdown of this compensation is as follows:

a.	174 UF as a fixed monthly fee, and
b.	84 UF as per diem for each Board meeting attended, with a maximum 15 paid sessions annually.

In accordance with the bylaws, the remuneration of the Chairman shall be double that of a Director.

If any Director of the Company is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of Director or advisor in other Chilean or foreign companies or legal entities in which the Company has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers of the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of Director in any of the Chilean or foreign subsidiaries or associates of the Company.

c)	Directors’ Committee

Each member of the Directors’ Committee receives monthly remuneration, a portion of which is for each session attended and a portion of which is a fixed monthly payment for every meeting attended. This remuneration is as follows:

a.	58 UF monthly remuneration as a fixed payment for every meeting, and
b.	28 UF for each session attended, with a maximum 15 sessions annually.

The enactment of Law No. 20,382 on improved Corporate Governance resulted in the merger of the Directors’ Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors for the nine month periods ended September 30, 2017 and 2016:

Name	Position	Period in Position	For the nine month period ended September 30, 2017
			Company's Board	Subsidiaries' Board	Directors Committee
			ThCh$	ThCh$	ThCh$
Giuseppe Conti (*)	Chairman	1/1/17 to 9/30/17	-	-	-
Francesco Giorgianni (*)	Director	1/1/17 to 9/30/17	-	-	-
Francesco Buresti (3) (*)	Director	1/1/17 to 6/27/17	-	-	-
Enrique Cibié Bluth	Director	1/1/17 to 9/30/17	68,332	-	24,262
Jorge Atton Palma	Director	1/1/17 to 9/30/17	68,332	-	24,262
Julio Pellegrini Vial	Director	1/1/17 to 9/30/17	68,332	-	24,262
Mauro Di Carlo (*)	Director	1/1/17 to 9/30/17	-	-	-
Umberto Magrini (*)	Director	1/1/17 to 9/30/17	-	-	-
Luca Noviello (*)	Director	1/1/17 to 9/30/17	-	-	-
Fabrizio Barderi (4) (*)	Director	8/28/17 to 9/30/17	-	-	-
Total			204,996	-	72,786

Name	Position	Period in Position	For the nine month period ended September 30, 2016
			Company's Board	Subsidiaries' Board	Directors Committee
			ThCh$	ThCh$	ThCh$
Giuseppe Conti (1) (*)	Chairman	4/27/16 to 9/30/16	-	-	-
Enrico Viale (1) (*)	Chairman	1/1/16 to 4/27/16	-	-	-
Francesco Giorgianni (2) (*)	Director	4/27/16 to 9/30/16	-	-	-
Ignacio Mateo Montoya (2) (*)	Vice-Chairman	1/1/16 to 4/27/16	-	-	-
Francesco Buresti (*)	Director	1/1/16 to 9/30/16	-	-	-
Enrique Cibié Bluth	Director	1/1/16 to 9/30/16	73,330	-	22,275
Jorge Atton Palma	Director	1/1/16 to 9/30/16	73,330	-	22,275
Julio Pellegrini Vial (5)	Director	4/27/16 to 9/30/16	49,093	-	15,641
Mauro Di Carlo (5) (*)	Director	4/27/16 to 9/30/16	-	-	-
Umberto Magrini (5) (*)	Director	4/27/16 to 9/30/16	-	-	-
Luca Noviello (5) (*)	Director	4/27/16 to 9/30/16	-	-	-
Felipe Lamarca Claro (5)	Director	1/1/16 to 4/27/16	28,744	-	6,634
Isabel Marshall Lagarrigue (5)	Director	1/1/16 to 4/27/16	28,744	-	-
Vittorio Vagliasindi (5) (*)	Director	1/1/16 to 4/27/16	-	-	-
Francesca Gostinelli (5) (*)	Director	1/1/16 to 4/27/16	-	-	-
Total			253,241	-	66,825

(1)	Mr. Giuseppe Conti became Chairman on April 27, 2016, replacing Mr. Enrico Viale.
(2)	Mr. Francesco Giorgianni was appointed as Director on April 27, 2016 replacing Mr. Ignacio Mateo Montoya.

(3)	Mr. Francesco Buresti held its position as Director until June 27, 2017.
(4)	Mr. Fabrizio Barderi was appointed as Director on August 28, 2017.
(5)

Mr. Julio Pellegrini Vial, Mr. Mauro Di Carlo, Mr. Umberto Magrini and Mr. Luca Noviello became Directors on April 27, 2016, replacing Mr. Felipe Lamarca Claro, Ms. Isabel Marshall Lagarrigue, Mr. Vittorio Vagliasindi and Ms. Francesca Gostinelli.

(*)

Mr. Giuseppe Conti, Mr. Enrico Viale, Mr. Francesco Giorgianni, Mr. Ignacio Mateo Montoya, Mr. Francesco Buresti, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, Mr. Vittorio Vagliasindi and Ms. Francesca Gostinelli waived their fees and allowances due as the Company’s Directors.

d)	Guarantees given by the Company in favor of the Directors

No guarantees have been given to the directors.

9.3	Compensation for the Group’s executives
a)	Compensation received by key management personnel

ID No. (RUT)	Key management personnel
	Name	Position
24.789.926-K	Valter Moro	Chief Executive Officer
13.226.963-7	Juan Alejandro Candia Narvaez (1)	Planning and Controlling Officer
7.012.475-0	Raúl Arteaga Errázuriz	Administration and Finance Officer
8.586.744-K	Luis Alberto Vergara Adamides	Human Resources Officer
7.776.718-5	Luis Ignacio Quiñones Sotomayor	General Attorney
11.629.179-7	Humberto Espejo Paluz	Trading and Commercialization Officer
13.191.190-4	Claudio Helfmann Soto	Business Development Officer
11.565.097-1	Bernardo Canales Fuenzalida	Hydraulic Engineering and Construction Officer
25.467.930-5	Michele Siciliano	Thermal Generation Chile Officer
10.939.381-9	Claudio Ordenes Tirado	Thermal Engineering and Construction Officer
8.803.928-9	Carlo Carvallo Artigas	Hydroelectric Generation Chile Officer

(1)	On April 1, 2017, Mr. Juan Alejandro Candia Narváez was appointed as Planning and Controlling Officer replacing Mr. Jorge Burlando Bonino.
b)	Incentive plans for key management personnel

The Group has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

Compensation received by key management personnel for the nine month periods ended September 30, 2017 and 2016, is as follows:

Remuneration of Key Management Personnel	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Cash compensation	1,582,542	1,366,772
Shor-term benefits for employees	416,361	435,158
Other long-term benefits	313,601	70,074
Total	2,312,504	1,872,004

c)	Guarantees given by the Company in favor of the Group’s executives

No guarantees have been given to the Group’s executives.

9.4	Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

10.	INVENTORIES

The detail of inventories as of September 30, 2017 and December 31, 2016, is as follows:

Classes of Inventories	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Supplies for Production	18,034,829	12,377,179
Gas	4,659,487	2,159,901
Oil	2,560,841	2,556,438
Coal	10,814,501	7,660,840
Supplies for projects and spare parts	10,346,393	21,013,620
Total	28,381,222	33,390,799

There were no inventories pledged as security for liabilities.

For the nine month period ended September 30, 2017, raw materials and consumables recognized as fuel expenses were ThCh$ 259,857,273 (ThCh$ 224,735,150 for the nine month period ended September 30, 2016). See Note 25.

As of September 30, 2017, the caption "Other non-current non-current assets" presents a balance of ThCh $ 14,332,054 (ThCh $ 12,318,443 as of December 31, 2016) of which ThCh $ 4,750,872 corresponding to spare parts and materials that will be used over a twelve months (M $ 5,118,917 as of December 31, 2016).

During the nine month periods ended September 30, 2017 and 2016, no inventories have been written down due to obsolesce or impairment.

11.	INCOME TAX RECEIVABLES AND PAYABLES

The detail of income tax receivables as of September 30, 2017 and December 31, 2016, is as follows:

Tax Receivables	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Monthly provisional tax payments	37,311,851	24,452,330
Tax credit for absorbed profits	10,177,809	9,839,979
Tax credit for training expenses	5,000	-
Minimum presumed income	133,765	146,099
Total	47,628,425	34,438,408

The detail of income tax payables as of September 30, 2017 and December 31, 2016, is as follows:

Tax Payables	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Income tax	46,422,718	61,457,940
Total	46,422,718	61,457,940

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
12.1	Investments accounted for using the equity method
a)	The following tables present the changes in investments accounted for using the equity method during the nine month period ended September 30, 2017 and the year ended December 31, 2016:

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Transferred to assets held for distribution to owners	Balance as of
					1/1/2017								9/30/2017
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,982,932	-	860,177	(743,734)	(170,131)	-	-	-	3,929,246
Centrales Hidroeléctricas de Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	6,420,122	1,836,000	(2,757,012)	-	-	-	-	-	5,520,155
Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	8,222,764	-	447,864	-	-	-	-	-	8,670,626
Enel Argentina S.A. (ex-Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.12%	112,380	-	(12,220)	-	(11,276)	-	332	-	68,171
TOTAL					18,738,198	1,836,000	(1,461,191)	(743,734)	(181,407)	-	332	-	18,188,198

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Transferred to assets held for distribution to owners	Balance as of
					1/1/2016								12/31/2016
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Electrogas S.A. (*)	Associate	Chile	U.S dollar	42.50%	12,042,874	-	5,166,226	(3,979,095)	(844,372)	607,375	-	(12,993,008)	-
GNL Quinteros S.A.(**)	Associate	Chile	U.S dollar	20.00%	17,137,023	-	2,750,075	(2,598,035)	(816,094)	(12,298,165)	(4,174,804)	-	-
GNL Chile S.A.	Associate	Chile	U.S dollar	33.33%	2,662,029	-	1,491,025	-	(170,122)	-	-	-	3,982,932
Centrales Hidroeléctricas de Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	6,280,292	2,346,000	(2,185,127)	-	(21,043)	-	-	-	6,420,122
Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	7,594,153	-	628,611	-	-	-	-	-	8,222,764
Enel Argentina S.A. (ex-Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.12%	-	235,090	23,611	-	-	(656)	(145,665)	-	112,380
Southern Cone (***)	Associate	Argentina	Argentine peso	2.00%	-	3,326	3,780	-	(1,080)	(63)	(5,963)	-	-
TOTAL					45,716,371	2,584,416	7,878,201	(6,577,130)	(1,852,711)	(11,691,509)	(4,326,432)	(12,993,008)	18,738,198

(*)	See Note 5.1.
(**)	See Note 12.1 b.
(***)	In May 2016, Southern Cone Power Argentina S.A. was merged into Enel Argentina S.A., with the latter being the legal successor company.
b)	Sale of GNL Quintero S.A.

On June 9, 2016, the Company entered into a share purchase agreement with Enagás Chile S.p.A. (“Enagás Chile”), a wholly-owned subsidiary of Enagás S.A., under which Enagás Chile would acquire the entire 20% ownership interest held by the Company in the associated company GNL Quintero S.A.

The sale of this investment to Enagás Chile was subject to satisfaction of customary conditions precedent for this type of transaction, which included, among others, non-exercising by the other shareholders of GNL Quintero S.A. of the preferential acquisition rights, which they possess in accordance with the terms and conditions of the shareholders agreement.

On September 14, 2016, upon satisfaction of the conditions precedent, the Company transferred the shares it held in GNL Quintero S.A. to Enagás Chile. The purchase price was US$ 197,365,113.2 million (ThCh$ 132,820,800), and it is presented in the caption " Other collections from the sale of equity or debt instruments belonging to other entities" in the statement of cash flows as of December 31, 2016.

GNL Quintero S.A.’s corporate purpose consists of developing, financing, designing, engineering, supplying, constructing, commissioning, operating and maintenance of a liquefied natural gas (“GNL” for its acronym in Spanish) storage and regasification plant and its corresponding marine terminal for the loading and unloading of

GNL and its expansions, including facilities and connections necessary for the delivery of GNL, through a truck loading yard and/or one or more GNL pipeline delivery points.

12.2	Additional financial information on investments in associates

The following tables show financial information as of September 30, 2017 and December 31, 2016 from the financial statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	As of and for the nine month period ended September 30, 2017
	Ownership %	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	87,756,434	121,223	76,088,739	-	581,269,625	(578,688,835)	2,580,790	(24,472)	2,556,318

Investments with Significant Influence	As of and for the year ended December 31, 2016
	Ownership %	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	90,283,944	117,703	78,452,153	-	615,229,994	(610,756,322)	4,473,522	(510,406)	3,963,116
Electrogas S.A.	42.50%	9,318,456	40,746,438	5,683,680	13,809,430	24,126,070	(11,970,244)	12,155,826	(347,369)	11,808,457
GNL Quintero S.A.	20.00%	-	-	-	-	86,471,706	(72,752,059)	13,719,647	(65,571,292)	(51,851,645)

None of our associates have published price quotations.

Appendix 3 to these interim consolidated financial statements provides information on the main activities of our associates and the ownership interest the Group holds in them.

12.3	Additional financial information on investments in joint ventures

The following table presents information from the financial statements of the main joint ventures of the Group as of September 30, 2017 and December 31, 2016:

Investments in Joint Ventures	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
	51.00%	51.00%	50.00%	50.00%
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Total Current Assets	631,703	863,962	7,299,460	6,366,378
Total Non-Current Assets	15,159,321	15,159,321	11,975,552	12,034,576
Tota Current Liabilities	4,886,511	3,324,706	172,570	245,025
Total Non-Current Liabilities	79,428	68,081	1,761,191	1,710,406
Cash and cash equivalents	616,196	860,719	6,221,334	5,716,196

Revenues	-	-	2,117,245	2,774,316
Depreciation and amortization expenses	-	-	(586,746)	(773,093)
Other operating expenses	(5,396,052)	(4,363,197)	(401,997)
Finance income	22,383	42,046	-	134,995
Income taxes	-	(7,070)	(232,774)	(225,008)
Profit (Loss)	(5,405,411)	(4,284,195)	895,728	1,257,220
Comprehensive Income	(5,405,411)	(4,284,195)	895,728	1,257,220

•	Restrictions on funds transfers from associated companies and joint ventures

As of December 31, 2016, there were no restrictions on funds transfers from associates or joint ventures.

12.4	Commitments and contingencies

As of September 30, 2017 there are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associates and joint ventures.

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of September 30, 2017 and December 31, 2016 are detailed as follows:

Intangibles Assets, Net	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	6,248,447	6,043,003
Computer software	8,433,256	10,189,162
Other identifiable intangible assets	3,028,824	3,034,709
Total	17,710,527	19,266,874

Intangible Assets, Gross	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	6,830,753	6,625,309
Computer software	22,844,348	22,478,362
Other identifiable intangible assets	5,766,834	5,773,153
Total	35,441,935	34,876,824

Accumulated Amortization and Impairment	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	(582,306)	(582,306)
Computer software	(14,411,092)	(12,289,200)
Other identifiable intangible assets	(2,738,010)	(2,738,444)
Total	(17,731,408)	(15,609,950)

The reconciliation of the carrying amounts of intangible assets for the nine month period ended September 30, 2017 and the year ended December 31, 2016, is as follows:

Changes in Intangible Assets	Easements and Water Righst	Computer Software	Other Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	6,043,003	10,189,162	3,034,709	19,266,874
Changes in identifiable intangible assets
Increases other than those from business combinations	205,444	365,986	-	571,430
Increase (decrease) from net foreign exchange differences, net	-	-	(66)	(66)
Amortization	-	(2,121,892)	(5,819)	(2,127,711)
Increases (decreases) from transfers and other changes	-	-	-	-
Increases (decreases) from transfers	-	-	-	-
Disposals and removal from service	-	-	-	-
Disposals	-	-	-	-
Total changes in identifiable intangible assets	205,444	(1,755,906)	(5,885)	(1,556,347)
Closing Balance as of September 30, 2017	6,248,447	8,433,256	3,028,824	17,710,527

Changes in Intangible Assets	Easements and Water Righst	Computer Software	Other Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	8,052,525	12,373,049	479,852	20,905,426
Changes in identifiable intangible assets
Increases other than those from business combinations	540,052	-	2,571,273	3,111,325
Increase (decrease) from net foreign exchange differences, net	-	-	2,897	2,897
Amortization	-	(2,183,887)	(18,961)	(2,202,848)
Increases (decreases) from transfers and other changes	352	-	(352)	-
Increases (decreases) from transfers	352	-	(352)	-
Disposals and removal from service	(2,549,926)	-	-	(2,549,926)
Disposals (*)	(2,549,926)	-	-	(2,549,926)
Total changes in identifiable intangible assets	(2,009,522)	(2,183,887)	2,554,857	(1,638,552)
Closing Balance as of December 31, 2016	6,043,003	10,189,162	3,034,709	19,266,874

(*)	See note 15.7.9.

As of September 30, 2017 and December 31, 2016, the Group does not have significant intangible assets with an indefinite useful life.

14.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes for the nine month period ended September 30, 2017 and year ended December 31, 2016:

Company	Cash Generating Unit	Balance as of	Transfers on	Balance as of	Increase	Balance as of
		1/1/2016	mergers	12/31/2016	(Decrease)	9/30/2017
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Inversiones GasAtacama Holding Ltda.	Inversiones Gasatacama Holding Ltda.	20,204,251	(20,204,251)	-	-	-
Cía. Eléctrica Tarapacá S.A.	Generación Chile - SING	4,656,105	(4,656,105)	-	-	-
GasAtacama Chile S.A.	Generación Chile	-	24,860,356	24,860,356	-	24,860,356
Total		24,860,356	-	24,860,356	-	24,860,356

The origin of goodwill as detailed below is a result of the acquisitions of the following entities, subsequently merged directly or indirectly into GasAtacama Chile S.A.:

On July 12, 2002, the Company acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On August 11, 2005, the Company acquired social rights of Inversiones Lo Venecia Ltda., which hold as an only asset 25% stake in the company San Isidro S.A.

Subsequently, Empresa Eléctrica Pangue S.A. and the company San Isidro S.A. were merged into Compañía Eléctrica Tarapacá S.A., the latter being the legal successor company.

On April 22, 2014, the Company purchased the 50% interest in Inversiones GasAtacama Holding Ltda. held by Southern Cross Latin America Private Equity Fund III L.P. at that time.

On October 1, 2016, Inversiones GasAtacama Holding Ltda was merged into Compañía Eléctrica Tarapacá S.A., the latter being the legal successor company.

On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of September 30, 2017 and December 31, 2016 (see Note 3.b).

15.	PROPERTY, PLANT AND EQUIPMENT
15.1	Property, plant, and equipment as of September 30, 2017 and December 31, 2016, is as follows:

Classes of Property, Plant and Equipment, Net	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	604,419,755	588,700,578
Land	51,297,633	51,342,724
Buildings	9,205,672	9,703,906
Plant and Equipment	2,043,061,650	2,033,720,809
Fixtures and fittings	35,296,492	24,007,331
Finance leases	18,722,495	19,363,189
Property, Plant and Equipment, Net	2,762,003,697	2,726,838,537

Classes of Property, Plant and Equipment, Gross	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	604,419,755	588,700,578
Land	51,297,633	51,342,724
Buildings	22,279,560	22,458,889
Plant and Equipment	4,566,841,339	4,481,701,141
Fixtures and fittings	101,303,481	87,281,446
Finance leases	28,760,031	28,760,031
Property, Plant and Equipment, Gross	5,374,901,799	5,260,244,809

Classes of Accumulated Depreciation and Impairment of Property, Plant and Equipment	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Buildings	(13,073,888)	(12,754,983)
Plant and Equipment	(2,523,779,689)	(2,447,980,332)
Fixtures and fittings	(66,006,989)	(63,274,115)
Finance leases	(10,037,536)	(9,396,842)
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,612,898,102)	(2,533,406,272)

15.2	The detail of, and changes in, property, plant, and equipment for the nine month period ended September 30, 2017 and the year ended December 31, 2016, are as follows:

Changes in period ended September 30, 2017	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	588,700,578	51,342,724	9,703,906	2,033,720,809	24,007,331	19,363,189	2,726,838,537
Increases other than those from business combinations	120,590,608	-	-	-	-	-	120,590,608
Increase (decrease) from net foreign exchange differences	(58,339)	(14,736)	(25,862)	(195,575)	(51,705)	-	(346,217)
Depreciation	-	-	(472,372)	(82,974,399)	(1,505,765)	(640,694)	(85,593,230)
Impairment losses recognized in profit or loss	-	-	-	-	-	-	-
Increases (decreases) from transfers and other changes	(104,757,876)	(2)	-	91,911,247	12,846,631	-	-
Increases (decreases) from transfers from construction in progress	(104,757,876)	(2)	-	91,911,247	12,846,631	-	-
Disposals and removals from service	(729)	(30,353)	-	(78,423)	-	-	(109,505)
Disposals	-	(11,425)	-	-	-	-	(11,425)
Write-offs	(729)	(18,928)	-	(78,423)	-	-	(98,080)
Other increases/decreases	(54,487)	-	-	677,991	-	-	623,504
Total Changes	15,719,177	(45,091)	(498,234)	9,340,841	11,289,161	(640,694)	35,165,160
Closing balance as of September 30, 2017	604,419,755	51,297,633	9,205,672	2,043,061,650	35,296,492	18,722,495	2,762,003,697

Changes in the year ended December 31, 2016	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	511,700,683	51,375,538	10,394,207	2,109,572,014	26,457,203	20,217,447	2,729,717,092
Increases other than those from business combinations	189,236,636	-	-	-	22,459	-	189,259,095
Increase (decrease) from net foreign exchange differences	(186,893)	(32,814)	(59,699)	(361,199)	(153,858)	-	(794,463)
Depreciation	-	-	(630,602)	(126,106,763)	(2,805,910)	(854,258)	(130,397,533)
Impairment losses recognized in profit or loss (*)	(30,785,531)	-	-	-	-	-	(30,785,531)
Increases (decreases) from transfers and other changes	(34,679,145)	-	-	34,183,229	495,916	-	-
Increases (decreases) from transfers from construction in progress	(34,679,145)	-	-	34,183,229	495,916	-	-
Disposals and removals from service	(33,930,297)	-	-	-	(8,479)	-	(33,938,776)
Disposals	-	-	-	-	-	-	-
Write-offs (**)	(33,930,297)	-	-	-	(8,479)	-	(33,938,776)
Other increases/decreases	(12,654,875)	-	-	16,433,528	-	-	3,778,653
Total Changes	76,999,895	(32,814)	(690,301)	(75,851,205)	(2,449,872)	(854,258)	(2,878,555)
Closing balance as of December 31, 2016	588,700,578	51,342,724	9,703,906	2,033,720,809	24,007,331	19,363,189	2,726,838,537

(*)	See Note 15.7.8 and 15.7.10.
(**)	See Note 15.7.9 and 15.7.10.
15.3	Main investments

Major additions to the electricity generation business in Chile include investments in the program to create new capacity, including progress on the construction of the Central Hidroeléctrica Los Cóndores Plant, which will use the resources of the Maule’s Lagoon and will have approximately 150 MW of installed capacity. The construction involved additions of ThCh$ 259,216,994 for the nine month period ended September 30, 2017 (ThCh$ 183,597,710 for the year ended December 31, 2016).

15.4	Capitalized expenses
a.	Borrowing costs:

Capitalized borrowing costs were ThCh$ 2,566,472 and ThCh$ 1,920,423 for the nine month periods ended September 30, 2017 and 2016, respectively. Weighted average capitalization rate was in a range of 6.63% to 7.55% for the nine month period ended September 30, 2017 (5.1% to 7.55% for the nine month period ended September 30, 2016) (see Note 30).

b.	Employee expenses capitalized:

Employee expenses capitalized that are directly attributable to constructions in progress were ThCh$ 4,238,963 and ThCh$ 7,021,950 during the nine month periods ended September 30, 2017 and 2016, respectively.

15.5	Finance leases

As of September 30, 2017 and December 31, 2016, property, plant and equipment includes ThCh$18,722,495 and ThCh$19,363,189, respectively, in leased assets classified as finance leases.

The present value of future lease payments from these finance leases is as follows:

		9-30-2017			12-31-2016
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	2,551,720	713,242	1,838,478	2,677,880	837,513	1,840,367
From one to five years	10,206,880	1,451,679	8,755,201	10,711,520	1,763,191	8,948,329
More than five years	5,180,537	165,629	5,014,908	7,445,079	484,128	6,960,951
Total	17,939,137	2,330,550	15,608,587	20,834,479	3,084,832	17,749,647

Leased assets primarily relate to a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Enel Generación Chile and Transelec Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

15.6	Operating leases

The interim consolidated statements of income for the nine month periods ended September 30, 2017 and September 30, 2016 include ThCh$ 2,466,967 and ThCh$ 957,084, respectively, related to operating lease contracts for material assets in operation.

As of September 30, 2017 and December 31, 2016, the total future lease payments under these contracts are as follows:

Futute lease payments	9-30-2017	12-31-2016
	ThCh$	ThCh$
Less than one year	6,115,758	2,392,325
From one to five years	3,610,121	4,890,854
More than five years	757,084	818,537
Total	10,482,963	8,101,716

15.7	Other information
1.

As of September 30, 2017 and December 31, 2016, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 330,431,199 and ThCh$ 310,558,229, respectively.

2.	As of September 30, 2017 and December 31, 2016, the Group does not have property, plant and equipment that was pledged as security for liabilities.
3.

The Company and its subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a € 1,000 million (ThCh$ 751,636,000) limit. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a € 200 million (ThCh$ 150,327,200) limit and with a € 500 million (ThCh$ 375,818,000) limit when the claim is for damages from dams owned by the Company or its subsidiaires.  The insurance premiums associated with these policies are presented proportionally for each company in the caption “Prepaid Expenses”.

4.

The condition of certain assets of the Company changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, Enel Generación Chile S.A. recognized an impairment loss of ThCh$43,999,600 for these assets, which is still has not reversed.

5.

At the end of 2014, the Group recognized an impairment loss of ThCh$ 12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project is not fully aligned with the strategy that the Company is reformulating; particularly, with regard to technological leadership, and to community and environmental sustainability. The Company has decided to suspend the project as its profitability is still unclear (see Note 3.d).

6.

At the end of 2012, the Company’s subsidiary Compañía Eléctrica Tarapacá S.A. (currently named Gas Atacama Chile S.A.) recognized an impairment loss of ThCh$ 12,578,098, to adjust the carrying amount of certain specific assets operating in the SING grid to its recoverable amount.

At the closing of 2015, a number of new facts and circumstances was evaluated by the company, which resulted in the identification of a new single CGU for all generation assets in Chile. The analysis took into account the fact that the Group performed an optimization and joint development of all assets related to generation and transmission work, centralized trade policy, with sales contracts agreed at company level and not assigned by power plant. Generation of flows depends on all the assets as a whole.

Previously, the company identified one CGU for the assets operating in the SIC grid and another one for the assets operating in the SING, under the consideration that there were two separate markets. The new scheme, approved in 2015, posed by the interconnection of SIC and SING, unifies markets and considers formation of a single price, which was illustrated by latest bids for supply to regulated customers.

Therefore, these new conditions indicated that the recognized impairment loss mentioned above has been reversed. This was based, inter alia, on the generation of additional value by the interconnection project between the SIC and SING which is expected to be operational in 2019, by improved utilization of reserves, by expanding the potential market for specific impaired assets and decreasing overall risk of the portfolio. The effects of the interconnection are considered in the five-year projections used by the company to perform impairment tests (see Note 3.d).

7.

As of December 31, 2015, the Group recognized an impairment loss of ThCh$ 2,522,445 related to the wind project Waiwen. This impairment loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, profitability is uncertain.

8.

In line with its sustainability strategy and in order to develop community relations, the Company has decided to research new design alternatives for the Neltume project, in particular regarding the question of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy River in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the Neltume project and not to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015, the Group recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which had been withdrawn and to other studies directly linked to the old design of assets.

Consequently in line with the new sustainability strategy and as a result of sustained dialog with the communities, the Company’s projects in the territory, namely Neltume and Choshuenco, have good prospects from the social point of view. However, given the current conditions of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, the Group recognized an impairment loss of ThCh$ 20,459,461 associated with the Neltume project and ThCh$ 3,748,124 associated with the Choshuenco project.

9.

As of August 31, 2016, the Company decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was taken because of, among other aspects evaluated, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local community support. As a result, the Group wrote-off a total amount of ThCh$ 32,835,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized.

10.

As of December 31, 2016, the Group recognized an impairment loss of ThCh$ 6,577,946 associated with certain Non-Conventional Renewable Energy (“NCRE”) initiatives, such as wind, mini-hydro, biomass and solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result the Group recognized an impairment of 100% of the capitalized investments to date in NCRE projects.

On the other hand, the Group decided to write-off 100% of capitalized investment in two thermal projects that until now were held in its portfolio. These are the Tames 2 and Totoralillo projects, which were being developed within the framework of the public land concessions provided by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible.

16.	DEFERRED INCOME TAXES
a)	The following is the analysis of deferred income tax assets/(liabilities) presented in the consolidated statements of financial position as of September 30, 2017 and December 31, 2016:

Deferred tax assets/(liabilities)	September 30, 2017		December 31, 2016
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	5,177,052	(211,848,721)	5,465,105	(214,593,662)
Provisions	19,098,508	(341,533)	20,540,810	(342,283)
Post-employement benefit obligations	1,474,633	-	1,639,108	-
Tax loss carryforwards	12,479,666	-	11,911,396	-
Others	16,016,741	(5,851,449)	17,744,166	(8,945,522)
Deferred tax asses/(liabilities) before offsetting	54,246,600	(218,041,703)	57,300,585	(223,881,467)
Offsetting of deferred tax assets/(liabilities)	(35,233,718)	35,233,718	(38,604,462)	38,604,462
Deferred tax assets/(liabilities) after offsetting	19,012,882	(182,807,985)	18,696,123	(185,277,005)

b)	The origination and changes in deferred income tax assets and liabilities for the nine month period ended September 30, 2017 and the year ended December 31, 2016, are as follows:

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2017	Changes						Closing balance as of September 30, 2017
		Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(209,128,557)	2,823,371	-	-	35,401	-	(401,884)	(206,671,669)
Provisions	20,198,527	(1,441,552)	-	-	-	-	-	18,756,975
Post-employement benefits obligations	1,639,108	(87,249)	(77,226)	-	-	-	-	1,474,633
Tax loss carryforwards	11,911,396	568,270	-	-	-	-	-	12,479,666
Others	8,798,644	(1,635,778)	24	-	(18,090)	-	3,020,492	10,165,292
Deferred tax assets/(liabilities)	(166,580,882)	227,062	(77,202)	-	17,311	-	2,618,608	(163,795,103)

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2016	Changes						Closing balance as of December 31, 2016
		Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(236,853,008)	27,607,871	-	-	79,558	34,135	2,887	(209,128,557)
Provisions	17,384,299	2,839,332	-	-	-	(25,104)	-	20,198,527
Post-employement benefits obligations	1,401,345	(214,061)	474,498	-	-	(22,674)	-	1,639,108
Tax loss carryforwards	12,720,468	(809,016)	-	-	-	-	(56)	11,911,396
Others	7,454,508	(381,398)	(5)	5,555,110	12,645	-	(3,842,216)	8,798,644
Deferred tax assets/(liabilities)	(197,892,388)	29,042,728	474,493	5,555,110	92,203	(13,643)	(3,839,385)	(166,580,882)

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

c)	As of September 30, 2017 and December 31, 2016, the Group does not have unrecognized deferred income tax assets related to tax loss carryforwards (see Note 3.o).

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of September 30, 2017, the aggregate of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$ 102,637,409 (ThCh$ 116,489,507 as of December 31, 2016).

Additionally, the Group has not recognized deferred tax assets for deductible temporary differences, associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future, which as of September 30, 2017, totaled ThCh$ 401,434,804 (ThCh$ 385,427,246 as of December 31, 2016).

The Group entities are potentially subject to income tax audits by the Chilean tax regulator. Such tax audits are limited to three tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination correspond to fiscal years 2014 to 2016.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by Chilean tax authority for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, management estimates that the liabilities, if any, that may arise from such tax audits, would not significantly impact the Group’s future results.

The effects of deferred tax on the components of other comprehensive income for the nine month periods ended September 30, 2017 and 2016, are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	For the nine month periods ended
	September 30, 2017			September 30, 2016
	Amount before taxes	Income tax expense (benefit)	Amount after taxes	Amount before taxes	Income tax expense (benefit)	Amount after taxes
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	(90)	24	(66)	80	(21)	59
Cash flow hedge	48,689,737	(14,370,327)	34,319,410	83,276,351	(22,816,082)	60,460,269
Foreign currency translation	(1,960,766)	-	(1,960,766)	(139,528,224)	-	(139,528,224)
Share of other comprehensive income in associates and joint ventures accounted for using the equity method	-	-	-	(12,620,486)	-	(12,620,486)
Actuarial gains(losses) on defined-benefit pension plans	286,021	(77,226)	208,795	-	-	-
Components of other comprehensive income	47,014,902	(14,447,529)	32,567,373	(68,872,279)	(22,816,103)	(91,688,382)

The movements in deferred taxes for the components of other comprehensive income for the nine month periods ended September 30, 2017 and 2016, are as follows:

Reconciliation of changes in deferred taxes of components of other comprehensive income	For the nine month periods ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	(77,202)	(21)
Income tax of changes in cash flow hedge transactions	(14,370,327)	(23,419,315)
Total increases (decreases) for deferred taxes of other comprehensive income from discontinued operations	-	603,233
Total income tax relating to components of other comprehensive income	(14,447,529)	(22,816,103)

Law No. 20.780 was published in the Diario Oficial (the Official Gazette) on September 29, 2014, modifying the income tax and other tax systems. The law stipulates that, starting in 2017, the current income tax system will be replaced with two alternative tax systems: the attributed income system and the partially integrated system.

The new law gradually increases the corporate income tax rate. The rate increased to 21% in 2014, then to 22.5% in 2015, and to 24% in 2016. Starting in 2017, taxpayers subject to the attributed income system will pay a tax rate of 25%, while the tax rate for companies covered under the partially integrated system will increase to 25.5% in 2017 and 27% in 2018.

The law also states that corporations will automatically be subject to the partially integrated system unless a future Special Shareholders’ Meeting agrees to select the attributed income system.

Law No. 20,899 was published on February 8, 2016, simplifying the income tax system. This law among its main modifications, imposes a partially integrated system as mandatory for corporations, cancelling previously available attributed income system option.

17.	OTHER FINANCIAL LIABILITIES

The balances of other financial liabilities as of September 30, 2017 and December 31, 2016, is as follows:

Other Financial Liabilities	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	20,384,927	779,210,311	18,013,012	802,046,968
Hedging derivatives (*)	1,995,164	33,000,237	313,571	48,981,953
Non-hedging derivatives (**)	2,752,644	-	7,369,481	2,987,830
Total	25,132,735	812,210,548	25,696,064	854,016,751

(*) See Note 19.2.a.

(**) See Note 19.2.b.

17.1	Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of September 30, 2017 and December 31, 2016, is as follows:

Classes of Interest-Bearing Borrowings	Balance as of
	9-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	70	-	4,172	-
Unsecured liabilities	18,546,379	765,440,202	16,168,473	786,137,688
Finance leases (*)	1,838,478	13,770,109	1,840,367	15,909,280
Total	20,384,927	779,210,311	18,013,012	802,046,968

(*) See Note 6.d.

17.2	Bank loans by currency and contractual maturity as of September 30, 2017 and December 31, 2016, are as follows:
-	Summary of bank loans by currency and contractual maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 2017			Balance as of December 31, 2016
					One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	Unsecured	70	-	70	4,172	-	4,172
Total					70	-	70	4,172	-	4,172

-	Identification of Bank Loans by Company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of September 30, 2017		Balance as of December 31, 2016
										Less than 90 days	Total Current	Less than 90 days	Total Current
										ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	70	70	2,037	2,037
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	-	-	2,135	2,135
Total										70	70	4,172	4,172

Appendix 4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

17.3	Unsecured liabilities

The detail of unsecured liabilities by currency and maturity as of September 30, 2017 and December 31, 2016, is as follows:

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 2017
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	-	7,550,987	7,550,987	-	-	-	-	446,577,391	446,577,391
Chile	U.F.	6.00%	5.48%	Unsecured	8,223,086	2,772,306	10,995,392	5,544,612	5,544,612	5,544,612	5,544,612	296,684,363	318,862,811
Total					8,223,086	10,323,293	18,546,379	5,544,612	5,544,612	5,544,612	5,544,612	743,261,754	765,440,202

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	6,884,819	2,402,653	9,287,472	-	-	-	-	468,578,474	468,578,474
Chile	U.F.	6.00%	5.48%	Unsecured	-	6,881,001	6,881,001	5,480,380	5,480,380	5,480,380	5,480,380	295,637,694	317,559,214
Total					6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

17.4	Secured liabilities

There are no secured liabilities as of September 30, 2017 and December 31, 2016.

-	Fair value measurement and hierarchy

The fair value of current and non-current unsecured liabilities as of September 30, 2017 and December 31, 2016, totaled ThCh$ 1,404,944,982 and ThCh$ 998,383,047, respectively. The fair value measurement of these liabilities has been categorized as Level 2 (See Note 3.g). It is important to note that these financial assets are measured at amortized cost (See Note 3.f.4).

-	Secured and Unsecured Liabilities by Company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 3017
										Current			Non-Current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	U.S.	US$	7.96%	7.88%	Unsecured	-	1,695,077	1,695,077	-	-	-	-	130,320,294	130,320,294
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	U.S.	US$	7.40%	7.33%	Unsecured	-	542,052	542,052	-	-	-	-	44,547,069	44,547,069
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	U.S.	US$	8.26%	8.13%	Unsecured	-	343,320	343,320	-	-	-	-	20,335,011	20,335,011
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	U.S.	US$	4.32%	4.25%	Unsecured	-	4,970,538	4,970,538	-	-	-	-	251,375,017	251,375,017
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	Unsecured	4,590,511	2,772,306	7,362,817	5,544,612	5,544,612	5,544,612	5,544,612	33,413,829	55,592,277
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	Unsecured	3,632,575	-	3,632,575	-	-	-	-	263,270,534	263,270,534
Total										8,223,086	10,323,293	18,546,379	5,544,612	5,544,612	5,544,612	5,544,612	743,261,754	765,440,202

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
										Current			Non-Current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	U.S.	US$	7.96%	7.88%	Unsecured	4,522,585	-	4,522,585	-	-	-	-	136,759,395	136,759,395
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	U.S.	US$	7.40%	7.33%	Unsecured	1,446,232	-	1,446,232	-	-	-	-	46,792,429	46,792,429
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	U.S.	US$	8.26%	8.13%	Unsecured	916,002	-	916,002	-	-	-	-	21,608,757	21,608,757
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	U.S.	US$	4.32%	4.25%	Unsecured	-	2,402,653	2,402,653	-	-	-	-	263,417,893	263,417,893
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	Unsecured	-	6,337,021	6,337,021	5,480,380	5,480,380	5,480,380	5,480,380	35,587,764	57,509,284
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	Unsecured	-	543,980	543,980	-	-	-	-	260,049,930	260,049,930
Total										6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

Appendix 4, letter b) presents the detail of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the unsecured liabilities detailed above.

-	Detail of Finance Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of September 30, 2017
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	455,945	1,382,533	1,838,478	2,391,786	1,989,040	2,118,337	2,256,029	5,014,917	13,770,109
Total								455,945	1,382,533	1,838,478	2,391,786	1,989,040	2,118,337	2,256,029	5,014,917	13,770,109

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280
Total								449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280

Appendix 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

17.5	Hedged debt

The U.S. dollar denominated debt of the Group as of September 30, 2017 and December 31, 2016, that is designated as cash flow hedge to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, as referenced in Note 3.m, was ThCh$457,444,931 and ThCh$480,061,539, respectively.

The following table details changes in “Reserve for cash flow hedges” for the nine month period ended September 30, 2017 and the year ended December 31, 2016, due to exchange differences corresponding to this debt:

Hedging Reserve	9-30-2017	12-31-2016
	ThCh$	ThCh$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(85,790,673)	(122,448,724)
Foreign currency exchange differences recorded in equity, net	16,693,105	23,870,051
Recognition of foreign currency exchange differences in profit (loss)	8,702,288	12,788,000
Balance in hedging reserves (hedging revenues) at end of period, net	(60,395,280)	(85,790,673)

17.6	Other information

As of September 30, 2017 and December 31, 2016, the Group had long-term lines of credit unconditionally available for use amounting to ThCh$ 203,504,538 and ThCh$ 342,827,047, respectively.

18.	RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-	Compliance with good corporate governance standards.
-	Strict compliance with all the Group’s internal policies.
-	Each business and corporate area determines:
i)	The markets in which it can operate based on its knowledge and ability to ensure effective risk management.
ii)	Criteria regarding counterparts.
iii)	Authorized operators.
-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.
-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.
-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Group policies, standards, and procedures.

18.1	Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk.

The financial debt structure of the Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Gross position:

	Balance as of
	9-30-2017%	12-31-2016%
Fixed interest rate	92%	92%

18.2	Exchange rate risk

Exchange rate risks principally involve the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.
-	Revenues in Group companies directly linked to changes in currencies other than those of its cash flows.

In order to mitigate exchange rate risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

18.3	Commodities risk

The Group has a risk exposure to price changes in certain commodities, due basically to:

-	Purchases of fuel used to generate electricity.
-	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and, in the case of regulated customers subject to long-term tender agreements, it determines indexation polynomials that help reduce exposure to commodity risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of September 30, 2017, the Group had swap hedges for 1.2 million barrels of Brent oil to be settled from October to December 2017 and 1.7 million barrels of Brent oil to be settled from January to August 2018; 6 million MMBTU of Henry Hub gas swap to be settled from November to December 2017 and 11.6 million MMBTU to be settled from January to May 2018; and 659kTon of API2 coal swap to be settled from October to December 2017 and 82kTon to be settled from January to February 2018. As of December 31, 2016, there were swap hedges for 3 million barrels of Brent oil to be settled from January to November 2017 and 3.3 million MMBTU of Henry Hub gas for dates between January and September 2017.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

18.4	Liquidity risk

The Group’s liquidity risk management policy consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 17, 19, and Appendix 4).

As of September 30, 2017, the Group has liquidity of cash and cash equivalent totaling ThCh$ 112,056,872 (ThCh$ 114,486,479 as of December 31, 2016) and unconditionally available lines of long-term credit totaling ThCh$ 203,504,538 (ThCh$ 342,827,047 as of December 31, 2016).

18.5	Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short-term period of collections from customers, resulting in non-significant cumulative receivables amounts.

Energy service to customers with outstanding payments is suspended, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

Financial assets, other than trade receivables:

Cash surpluses are invested in the highest-rated local and foreign financial entities with thresholds established for each entity.

Banks having investment grade ratings from the three main international rating agencies (Moody's, S&P and Fitch) are considered in the investment selection process.

Investments may be backed with Chilean treasury bonds and/or with commercial paper issued by the highest rated banks; the latter are preferred, as they offer higher returns.

18.6	Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current VaR consists of the following:

-	Financial debt.
-	Hedge derivatives for debt.

The VaR determined represents the potential variation in value of the portfolio of positions described above within a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

-	U.S. dollar Libor interest rate.
-	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values for the risk variables, using scenarios based on actual observations for 5 years of the same period (quarter).

The quarterly 95%-confidence VaR number is calculated as the 5% percentile of the most adverse potential quarterly variations in the fair value of the portfolio.

Given the aforementioned assumptions, the quarterly VaR of the positions discussed above corresponds to ThCh$ 69,412,095.

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’s end.

19.	FINANCIAL INSTRUMENTS
19.1	Financial instruments, classified by type and category
a)	The detail of financial assets, less cash and cash equivalents, classified by type and category, as of September 30, 2017 and December 31, 2016, is as follows:

	Balance as of September 30, 2017
	Financial assets held for trading	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	95,186	-	-	-	3,742,977
Other financial assets	-	69,474	280,742,003	-	-
Total Current	95,186	69,474	280,742,003	-	3,742,977
Equity instruments	-	-	-	2,601,598	-
Derivative instruments	-	-	-	-	30,956,130
Other financial assets	-	-	872,398	-	-
Total Non-Current	-	-	872,398	2,601,598	30,956,130
Total	95,186	69,474	281,614,401	2,601,598	34,699,107

	Balance as of December 31, 2016
	Financial assets held for trading	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	-	-	-	-	121,443
Other financial assets	-	365,663	309,844,312	-	-
Total Current	-	365,663	309,844,312	-	121,443
Equity instruments	-	-	-	2,616,647	-
Derivative instruments	-	-	-	-	25,533,188
Other financial assets	-	652,733	6,788,437	-	-
Total Non-Current	-	652,733	6,788,437	2,616,647	25,533,188
Total	-	1,018,396	316,632,749	2,616,647	25,654,631

b)	The detail of financial liabilities, classified by type and category, as of September 30, 2017 and December 31, 2016, is as follows:

	Balance as of September 30, 2017
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	20,384,927	-
Derivative instruments	2,752,644	-	1,995,164
Other financial liabilities	-	294,084,141	-
Total Current	2,752,644	314,469,068	1,995,164
Interest-bearing loans	-	779,210,311	-
Derivative instruments	-	-	33,000,237
Other financial liabilities	-	813,675	-
Total Non-Current	-	780,023,986	33,000,237
Total	2,752,644	1,094,493,054	34,995,401

	Balance as of December 31, 2016
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,013,012	-
Derivative instruments	7,369,481	-	313,571
Other financial liabilities	-	441,818,602	-
Total Current	7,369,481	459,831,614	313,571
Interest-bearing loans	-	802,046,968	-
Derivative instruments	2,987,830	-	48,981,953
Other financial liabilities	-	1,704,549	-
Total Non-Current	2,987,830	803,751,517	48,981,953
Total	10,357,311	1,263,583,131	49,295,524

19.2	Derivative instruments

The risk management policy of the Group primarily uses interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its derivatives as follows:

-	Derivatives designated for Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.
-	Derivatives designated for Fair value hedges: Those that hedge the fair value of the underlying hedged item.
-

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recognized at fair value with changes in profit or loss (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of September 30, 2017 and December 31, 2016, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	As of September 30, 2017				As of December 31, 2016
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:
Cash flow hedge	3,742,977	30,956,130	1,995,164	33,000,237	121,443	25,533,188	313,571	48,981,953
Total	3,742,977	30,956,130	1,995,164	33,000,237	121,443	25,533,188	313,571	48,981,953

-	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of hedging instrument	Description of hedging instrument	Description of hedged item	Fair value of hedged item	Fair value of hedged item	Type of risk hedged
			9-30-2017	12-31-2016
			ThCh$	ThCh$
SWAP	Exchange rate	Unsecured liabilities (bonds)	(6,757,235)	(23,640,893)	Cash flows
FORWARD	Exchange rate	Revenues	6,460,941	-	Cash flows

For the nine month periods ended September 30, 2017 and 2016, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)	Financial derivative instrument assets and liabilities at fair through profit or loss

As of September 30, 2017 and December 31, 2016, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	September 30, 2017				December 31, 2017
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instruments	95,186	-	2,752,644	-	-	-	7,369,481	2,987,830

These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic substance, they do not qualify as accounting hedge because they do not strictly comply with the accounting hedge requirements established in IAS 39 “Financial Instruments: Recognition and Measurement”.

c)	Other disclosures on financial derivatives

The following tables present the fair value of hedging and non-hedging financial derivatives entered into by the Group as well as the remaining contractual maturities as of September 30, 2017 and December 31, 2016:

Financial derivatives	September 30, 2017
	Fair value	Notional amount			Total
		Less than one year	1 to 2 years	2 to 3 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	(296,294)	47,844,750	63,793,000	510,148,217	621,785,967
Cash flow hedge	(296,294)	47,844,750	63,793,000	510,148,217	621,785,967
Derivatives not designated for hedge accounting	(2,657,458)	50,677,280	316,026	-	50,993,306
Total	(2,953,752)	98,522,030	64,109,026	510,148,217	672,779,273

Financial derivatives	December 31, 2016
	Fair value	Notional amount			Total
		Less than one year	1 to 2 years	2 to 3 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	(23,640,893)	-	-	523,686,966	523,686,966
Cash flow hedge	(23,640,893)	-	-	523,686,966	523,686,966
Derivatives not designated for hedge accounting	(10,357,311)	49,738,751	21,434,625	-	71,173,376
Total	(33,998,204)	49,738,751	21,434,625	523,686,966	594,860,342

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts recorded in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

19.3	Fair value hierarchy
a)	Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchy described in Note 3.g.

The following table presents financial assets and financial liabilities measured at fair value as of September 30, 2017 and December 31, 2016:

Financial instruments measured at fair value	Balance as of September 30, 2017	Fair value measured at end of reporting period using:
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	34,699,107	-	34,699,107	-
Financial derivatives not designated for hedge accounting	95,186	-	95,186	-
Commodity derivatives not designated for hedge accounting	3,723,000	-	3,723,000	-
Commodity derivatives designated as cash flow hedges	7,041,326	-	7,041,326	-
Available-for-sale financial assets, non-current	6,255	6,255	-	-
Total	45,564,874	6,255	45,558,619	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	34,995,401	-	34,995,401	-
Financial derivatives not designated for hedge accounting	2,752,644	-	2,752,644	-
Commodity derivatives not designated for hedge accounting	269,084	-	269,084	-
Commodity derivatives designated as fair value hedges	447,812	-	447,812	-
Total	38,464,941	-	38,464,941	-

Financial instruments measured at fair value	Balance as of December 31, 2016	Fair value measured at end of reporting period using:
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	25,654,631	-	25,654,631	-
Commodity derivatives not designated for hedge accounting	875,481	-	875,481	-
Commodity derivatives designated as cash flow hedges	16,159,565	-	16,159,565	-
Available-for-sale financial assets, non-current	407	407	-	-
Total	42,690,084	407	42,689,677	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	49,295,524	-	49,295,524	-
Financial derivatives not designated for hedge accounting	10,357,311	-	10,357,311	-
Commodity derivatives not designated for hedge accounting	40,013	-	40,013	-
Commodity derivatives designated as cash flow hedges	1,063,193	-	1,063,193	-
Total	60,756,041	-	60,756,041	-

b)	Financial instruments whose fair value measurement is classified as Level 3

The Group entered into certain transaction that resulted in the recognition of a financial liability measured at fair value. The Level 3 fair value is calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions internally developed by the Company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our power plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

The fair value of these financial liabilities was ThCh$ 0 as of September 30, 2017 and December 31, 2016.

20.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of September 30, 2017 and December 31, 2016, is as follows:

Trade and other payables	Balance as of
	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	99,384,485	90,386,018	-	-
Other payables	152,538,361	250,702,646	813,675	1,453,022
Total trade and other payables	251,922,846	341,088,664	813,675	1,453,022

The detail of trade and other payables as of September 30, 2017 and December 31, 2016, is as follows:

Trade and other payables	Balance as of
	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	69,810,708	72,361,322	-	-
Fuel and gas suppliers	29,573,777	18,024,696	-	-
Payables to tax authorities other than Corporate Income Tax	10,843,658	7,152,058	-	-
Payables for goods and services	57,621,459	83,782,505	9,545	40,256
VAT debit tax (VAT/ICMS)	1,918,374	13,136,043	-	-
Dividends payable to non-controlling interests	2,046,027	58,901,712	-	-
Purchase of assets	65,089,742	63,824,171	-	-
Mitsubishi contract (LTSA)	3,982,099	10,582,997	-	-
Accounts payable to staff	10,189,478	12,401,802	-	-
Other payables	847,524	921,358	804,130	1,412,766
Total trade and other payables	251,922,846	341,088,664	813,675	1,453,022

See Note 18.4 for the description of the liquidity risk management policy.

The detail of trade payables, both non-past due and past due as of September 30, 2017 and December 31, 2016, are presented in Appendix 7.

21.	PROVISIONS
a)	The breakdown of provisions as of September 30, 2017 and December 31, 2016, is as follows:

Provisions	Balance as of
	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings	3,293,632	4,694,579	-	-
Decommissioning or restoration (*)	-	-	59,670,739	57,325,915
Other provisions	1,798,849	1,798,849	-	-
Total	5,092,481	6,493,428	59,670,739	57,325,915

(*) See Note 3.a.

Provision for legal proceedings mainly consist of the contingencies related to the lawsuits and administrative sanctions.

The ultimate timing amount of the cash outflows related to the above provisions depends on the final resolution of the provisioned matters. For example, in the specific case of the legal proceedings it depends on the final resolution of the related legal claim.

b)	Changes in provisions during the nine month period ended September 30, 2017 and the year ended December 31, 2016, are as follows:

Changes in Provisions	Legal proceedings	Decommissioning and restoration	Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	4,694,579	57,325,915	1,798,849	63,819,343
Changes in Provisions
Increase (decrease) in existing provisions	(921,627)	677,992	-	(243,635)
Provisions used	(476,489)	-	-	(476,489)
Increase from adjustment to time value of money	-	1,666,832	-	1,666,832
Foreign currency translation	(2,831)	-	-	(2,831)
Total changes in provisions	(1,400,947)	2,344,824	-	943,877
Closing balance as of September 30, 2017	3,293,632	59,670,739	1,798,849	64,763,220

Changes in provisions	Legal proceedings	Decommissioning and restoration	Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	9,798,765	50,702,975	5,818,849	66,320,589
Changes in provisions
Increase (decrease) in existing provisions	(165,886)	4,091,238	-	3,925,352
Provisions used	(4,948,437)	-	(4,020,000)	(8,968,437)
Increase from adjustmetn to time value of money	-	2,531,702	-	2,531,702
Foreign currency translation	10,137	-	-	10,137
Total changes in provisions	(5,104,186)	6,622,940	(4,020,000)	(2,501,246)
Closing balance as of December 31, 2016	4,694,579	57,325,915	1,798,849	63,819,343

22.	EMPLOYEE BENEFIT OBLIGATIONS
22.1	General information

The Group provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

Defined benefit plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.
•

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a required minimum service vesting requirement period, which depending on the company, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.
•	Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security system.

22.2	Details, changes and presentation in financial statements
a)	The post-employment obligations associated with the defined benefits plan as of September 30, 2017 and December 31, 2016, are as follows:

Post-employment obligations	Balance as of
	9-30-2017	12-31-2016
	ThCh$	ThCh$
Obligaciones post empleo, non-current	14,801,551	15,820,557
Total liabilities	14,801,551	15,820,557

b)	The balance and changes in post-employment defined benefit obligations as of and for the nine month period ended September 30, 2017 and for the year ended December 31, 2016, are as follows:

Net actuarial liability	ThCh$
Balance as of January 1, 2016	15,271,416
Service cost	802,823
Net interest cost	705,211
Actuarial losses from changes in financial assumptions	245,683
Actuarial losses from changes in experience adjustements	1,511,719
Contributions paid	(2,949,958)
Transfer of personnel	224,066
Other	9,597
Balance as of December 31, 2016	15,820,557
Service cost	593,137
Net interest cost	518,306
Actuarial losses from changes in financial assumptions	(227,513)
Actuarial losses from changes in experience adjustments	(58,508)
Contributions paid	(1,680,697)
Transfer of personnel	(163,731)
Balance as of September 30, 2017	14,801,551

The Group companies make no contributions to funds for financing the payment of these benefits.

c)	The following amounts were recognized in the consolidated statement of comprehensive income for nine month periods ended September 30, 2017 and 2016:

Expense Recognized in Comprehensive Income	For the nine month periods ended
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Current service cost for defined benefits plan	593,137	598,850
Interest cost for defined benefits plan	518,306	527,317
Expenses recognized in Profit or Loss	1,111,443	1,126,167
Gains (losses) from remeasurement of defined benefit plans	(286,021)	-
Total expense recognized in Comprehensive Income	845,422	1,126,167

22.3 Other disclosures

•	Actuarial assumptions

As of September 30, 2017 and December 31, 2016, the following assumptions were used in the actuarial calculation of defined benefits:

Actuarial Assumptions	9-30-2017	12-31-2016
Discount rate used	4.92%	4.70%
Expected rate of salary increases	4.00%	4.00%
Mortality tables	CB-H-2014 and RV-M-2014	CB-H-2014 and RV-M-2014
Expected turnover rate	4.50%	4.70%

•	Sensitivity

As of September 30, 2017, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 947,362 if the rate rises and an increase of ThCh$ 1,099,846 if the rate falls.

•	Future disbursements

The estimates available indicate that ThCh$ 1,868,484 will be disbursed for defined benefit plans in the next year.

•	Length of commitments

The Group’s obligations have a weighted average term of 7.84 years, and the flow for benefits for the next 10 years and more is expected to be as follows:

Years	ThCh$
1	1,868,484
2	1,533,763
3	1,039,654
4	1,201,963
5	1,782,681
More than 5	5,885,084

23.	TOTAL EQUITY
23.1	Equity attributable to the Parent
23.1.1	Subscribed and paid-up capital and number of shares

As a result of Spin-off of the Company and the creation of Endesa Américas S.A., the Extraordinary Shareholders’ Meeting of the Company held on December 18, 2015 approved the distribution of a portion of the Company’s equity and the proportional reduction of the issued capital and other equity accounts of the Company, based on the net assets allocated to business in Chile and abroad. This Spin-off had legal effects as of March 1, 2016, when the new company Endesa Américas S.A. began to exist, and the capital decrease of the Company was confirmed (see Note 5.2).

Consequently, the Company’s issued capital as of September 30, 2017 and December 31, 2016 is ThCh$ 552,777,321, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso and New York Stock Exchange (NYSE).

As a result of the Spin-off, the share premium originated from capital contributions made in 1986 and 1994, which amounted to ThCh$ 206,008,557 as of December 31, 2015, as of December 31, 2016 decreased to ThCh$ 85,511,492.

During the nine month period ended September 30, 2017 and the year ended December 31, 2016, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

23.1.2	Dividends

The shareholders at the Ordinary Shareholders’ Meeting held on April 27, 2016 approved the dividend policy for 2016. This policy established the distribution as final dividends of an amount equal to 50% of net profits for 2016, of which up to 15% of net profit for the nine month period ended September 30, 2016, as shown in the financial statements at that date, represent provisional interim dividends. In accordance with this policy provisional interim dividend No. 61 was paid on January 27, 2017, and the remaining of the final dividend No. 62, amounting to Ch$ 21.56050 per share, was distributed and paid in May 2017.

The shareholders at the Ordinary Shareholders’ Meeting held on April 25, 2017 approved the dividend policy for 2017. This policy established the distribution as final dividends of an amount equal to 55% of net profits for 2017, of which up to 15% of net profit for the nine month period ended September 30, 2016, as shown in the financial statements at that date, represent provisional interim dividends to be paid in January 2018.

Compliance with the aforementioned dividend plan is subject to the actual net profit earned by the Company during the applicable year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Dividend No.	Type of Dividends	Payment date	Pesos per Share	Effecting the year
49	Interim	1-26-2011	6.42895	2010
50	Final	5-11-2011	26.09798	2010
51	Interim	1-19-2012	5.08439	2011
52	Final	5-17-2012	22.15820	2011
53	Interim	1-24-2013	3.04265	2012
54	Final	5-9-2013	11.24302	2012
55	Interim	1-31-2014	3.87772	2013
56	Final	5-15-2014	17.69856	2013
57	Interim	1-27-2015	3.44046	2014
58	Final	5-25-2015	16.95495	2014
59	Interim	1-29-2016	3.55641	2015
60	Final	5-24-2016	11.02239	2015
61	Interim	1-27-2017	7.24787	2016
62	Final	26-05-2017	21.56050	2016

23.2	Foreign currency translation reserves

The following table details foreign currency translation adjustments attributable to the shareholders of the Parent in the consolidated statement of financial position for the nine month periods ended September 30, 2017 and 2016:

Reserves for Accumulated Translation Differences	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Gas Atacama Chile S.A.	13,248,151	15,256,467
Other	1,048,684	2,859,996
Total	14,296,835	18,116,463

23.3	Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

23.4	Restrictions on subsidiaries transferring funds to the parent

As of September 30, 2017 and December 31, 2016, there were no restrictions on funds transfers from subsidiaries to the parent.

23.5	Other reserves

Other reserves within equity attributable to shareholders of the Parent for the nine month periods ended September 30, 2017 and 2016, are as follows:

Other Reserves	Balance as of January 1, 2017	2017 Changes	Balance as of September 30, 2017
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	16,210,841	(1,914,006)	14,296,835
Cash flow hedges	(123,499,401)	34,319,409	(89,179,992)
Remeasurement of available-for-sale financial assets	(1,033)	(65)	(1,098)
Other comprehensive income from non-current assets held for distribution to owners	2,722,113	(2,722,113)	-
Other miscellaneous reserves	(32,188,067)	-	(32,188,067)
Total	(136,755,547)	29,683,225	(107,072,322)

Other Reserves	Balance as of January 1, 2016	2016 Changes	Balance as of September 30, 2016
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	19,691,866	(1,575,403)	18,116,463
Cash flow hedges	(205,691,575)	76,579,842	(129,111,733)
Remeasurement of available-for-sale financial assets	(1,046)	58	(988)
Other comprehensive income from non-current assets held for distribution to owners	(202,189,042)	202,189,042	-
Other miscellaneous reserves	(719,716,306)	675,229,092	(44,487,214)
Total	(1,107,906,103)	952,422,631	(155,483,472)

•	Reserves for Exchange differences on translation: These arise primarily from exchange differences relating to:
-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.7.3);
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).
•	Cash flow hedges reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Notes 3.f.5 and 3.m).
•	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their effect on the available-for-sale investments (see Note 3.f.1).

23.6 Other miscellaneous reserves

The main items of other miscellaneous reserves and their effects for the nine month periods ended September 30, 2017 and 2016, are the following:

Other Miscellaneous Reserves	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Reserve for corporate reorganization ("Spin-Off") (1)	461,145,397	452,852,776
Reserve for transition to IFRS (2)	(493,425,043)	(493,425,043)
Reserve for subsidiaries transactions (3)	(4,047,287)	(4,047,287)
Other miscellaneous reserves (4)	4,138,866	132,340
Total Otras Reservas	(32,188,067)	(44,487,214)

(1)

Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of the Company and the separation of the Chilean business into a new entity, Endesa Américas S.A. (see Note 5.2 and 23.1.1).

(2)

Reserve for transition to IFRS. In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the price-level restatement of paid-in capital from the date of transition to IFRS, January 1, 2004, to December 31, 2008. Also, it is included the foreign currency translation difference at the date of transition to IFRS.

Please note that, while the Company adopted the IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

(3)

Reserve from transactions with our subsidiaries. Corresponds to the effect of purchases of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

(4)	Other miscellaneous reserves from transactions made in prior years.

23.7 Non-controlling interests

The details of non-controlling interests are as follows:

Companies	Non-controlling interests
	%	Equity		Profit (Loss)
		9-30-2017	12-31-2016	9-30-2017	9-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	7.35%	9,499,643	10,008,502	3,757,137	5,050,613
Gas Atacama Chile S.A.	2.63%	18,622,589	18,789,260	1,064,006	-
Compañía Eléctrica Tarapacá	3.79%	-	-	-	1,421,394
Emgesa S.A. E.S.P.	73.13%	-	-	-	23,510,575
Generandes Perú	39.00%	-	-	-	5,488,220
Enel Generación Perú S.A	16.40%	-	-	-	4,257,097
Chinango S.A.C.	20.00%	-	-	-	697,822
Enel Generación Costanera S.A.	24.32%	-	-	-	(1,729,294)
Enel Generación el Chocón S.A.	32.33%	-	-	-	7,090,623
Other	-	-	-	-	498,372
Total		28,122,232	28,797,762	4,821,143	46,285,422

24.	REVENUE AND OTHER OPERATING INCOME

The detail of revenues presented in the statement of comprehensive income for the nine month periods ended September 30, 2017 and 2016, is as follows:

Revenues	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Energy sales	1,070,583,600	1,159,135,838
Generation	1,070,583,600	1,159,135,838
Regulated customers	810,296,095	904,026,738
Unregulated customers	216,516,033	170,366,055
Spot market sales	43,771,472	84,743,045
Other sales	54,772,886	62,497,174
Natural gas sales	54,745,044	61,247,757
Sales of products and services	27,842	1,249,417
Revenue from other services	33,334,583	45,864,454
Tolls and trasmission	27,356,571	41,028,034
Other services	5,978,012	4,836,420
Total revenues	1,158,691,069	1,267,497,466

Other Operating Income	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Other income	11,093,900	8,748,361
Total other operating income	11,093,900	8,748,361

25.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the nine month periods ended September 30, 2017 and 2016, is as follows:

Raw Materials and Consumables Used	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Energy purchases	(253,386,861)	(269,961,284)
Fuel consumption	(259,857,273)	(224,735,150)
Transportation costs	(111,739,920)	(149,296,507)
Other raw materials and consumables	(81,988,298)	(64,509,502)
Total	(706,972,352)	(708,502,443)

26.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the nine month periods ended September 30, 2017 and 2016, are as follows:

Employee Benefits Expenses	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Wages and salaries	(33,165,316)	(34,795,205)
Post-employment benefit obligations expense	(593,137)	(598,850)
Social security and other contributions	(5,031,652)	(4,973,147)
Other employee expenses	(2,216,163)	(3,774,041)
Total	(41,006,268)	(44,141,243)

27.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss for the nine month periods ended September 30, 2017 and 2016, is as follows:

Depreciation, Amortization and Impairment Losses	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Depreciation	(85,593,230)	(97,885,593)
Amortization	(2,127,711)	(1,634,027)
Subtotal	(87,720,941)	(99,519,620)
Impairment (Losses) Reversals (1)	55,494	-
Total	(87,665,447)	(99,519,620)

(1) Impairment (Losses) Reversals	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Financial assets	55,494	-
Total	55,494	-

28.	OTHER EXPENSES

Other miscellaneous operating expenses for the nine month periods ended September 30, 2017 and 2016, are as follows:

Other Expenses	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Professional, outsourced and other services	(19,671,302)	(20,887,588)
Other supplies and services	(13,556,719)	(11,313,801)
Insurance premiums	(9,153,606)	(11,482,302)
Taxes and charges	(2,560,378)	(3,154,275)
Repairs and maintenance	(1,656,334)	(1,579,265)
Marketing, public relations and advertising	(324,219)	(481,677)
Leases and rental costs	(2,466,967)	(957,084)
Environmental expenses (*)	(2,803,617)	(953,870)
Projects written-off (**)	-	(35,384,086)
Other supplies	(518,146)	(3,096,957)
Travel expenses	(1,350,295)	(1,378,573)
Indemnities and fines	(188,732)	(426,645)
Total	(54,250,315)	(91,096,123)

(*)	Research activities expenses for the nine month periods ended September 30, 2017 and 2016 were ThCh$ 2,803,617 and ThCh$ 953,970, respectively. See note 36.
(**)	See Note 15.7.9

29.	OTHER GAINS (LOSSES)

Other gains (losses) for the nine month periods ended September 30, 2017 and 2016, are as follows:

Other Gains (Losses)	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Gain on disposal of Electrogas (*)	105,311,912	-
Gain on disposal of GNL Quintero S.A.	-	121,325,018
Gain on sale of land	4,244,118	-
Other Gains (Losses)	150,567	113,778
Total	109,706,597	121,438,796

(*)	See Note 5.1.
30.	FINANCIAL RESULTS

Financial income and costs for the nine month periods ended September 30, 2017 and 2016, are as follows:

Financial Income	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Cash and cash equivalents	2,170,221	1,291,329
Other financial income	1,983,252	2,721
Total financial income	4,153,473	1,294,050

Financial Costs	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Financial costs	(37,104,210)	(42,153,922)
Bank loans	(189)	(1,501,857)
Unsecured obligations (bonds)	(32,242,197)	(32,878,368)
Valuation of financial derivatives	(832,929)	(1,023,905)
Post-employment benefit obligations	(518,306)	(527,317)
Financial provisions	(1,666,832)	(1,888,506)
Capitalized borrowing costs (*)	2,566,472	1,920,423
Other financial costs	(4,410,229)	(6,254,392)
Gains (losses) from indexed assets and liabilities (1)	(17,553)	472,023
Foreign currency exchange differences (2)	6,336,674	17,647,230
Positive	17,136,719	51,367,304
Negative	(10,800,045)	(33,720,074)
Total financial costs	(30,785,089)	(24,034,669)

Total financial results	(26,631,616)	(22,740,619)

(*)	See Note 15.4.a.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

(1) Gains (losses) from Indexed Assets and Liabilities	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Other non-financial assets	3,243,516	5,952,100
Trade and other receivables	-	451,880
Current tax receivables and liabilities	562,307	1,545,427
Other financial liabilities (financial debt and derivative instruments)	(3,823,376)	(7,477,384)
Total	(17,553)	472,023

(2) Foreign Currency Exchange Differences	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Cash and cash equivalents	3,395,257	1,412,739
Other financial assets (derivative instruments)	10,459,355	25,001,576
Trade and other receivables	(801,985)	5,208,189
Current tax receivables and liabilities	-	(7,204)
Other finacial liabilities (financial debt and derivative instruments)	(5,628,573)	(17,983,767)
Trade and other payables	(1,087,380)	4,015,697
Total	6,336,674	17,647,230

31.	INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recognized in the accompanying Consolidated Statement of Comprehensive Income for the nine month periods ended September 30, 2017 and 2016:

Current Income Tax and Adjustments to Current Income Tax for Previous Periods	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThCh$	ThCh$
Current income tax	(104,955,060)	(118,507,287)
Adjustments to current tax from the previous period	(4,907)	(779,757)
Other current tax benefit / (expense)	13,621,007	23,197,808
Current tax expense, net	(91,338,960)	(96,089,236)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	227,062	13,539,834
Total deferred tax benefit	227,062	13,539,834
Income tax expense, continuing operations	(91,111,898)	(82,549,402)

The principal temporary differences are detailed in Note 16.a.

The following table reconciles computed income tax expense resulting from applying the applicable statutory tax rate to “Profit before income taxes” and the actual income tax expense recognized in the accompanying Consolidated Statement of Comprehensive Income for the nine month periods ended September 30, 2017 and 2016:

Reconciliation of Tax Expense	Tax rate	9-30-2017	Tax rate	9-30-2016
	%	ThCh$	%	ThCh$
ACCOUNTING INCOME BEFORE TAX		365,833,340		445,564,070
Total taxexpense using statutory rate	(25.50%)	(93,287,501)	(24.00%)	(106,935,378)
Tax effect of rates applied in other countries	0.07%	256,674	-	-
Tax effect of non-taxable revenues	1.23%	4,505,770	2.26%	10,080,596
Tax effect of non-taxable deductible expenses	(2.00%)	(7,307,311)	(7.33%)	(32,657,913)
Tax effect of adjustments to current taxes in previous periods	(0.00%)	(4,907)	(0.18%)	(779,757)
Price level restatement for tax purposes (equity and investments)	1.29%	4,725,377	10.72%	47,743,050
Total adjustments to tax expense using statutory rates	0.59%	2,175,603	5.47%	24,385,976
Actual Income tax expense, continuing operations	(24.91%)	(91,111,898)	(18.53%)	(82,549,402)

32.	SUPPLEMENTAL DISAGGREGATED FINANCIAL INFORMATION

The following table presents disaggregated asset and liability information on a geographic basis.

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
ASSETS	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	497,825,213	543,372,955	-	-	-	-	-	-	-	-	497,825,213	543,372,955
Cash and cash equivalents	112,056,872	114,486,479	-	-	-	-	-	-	-	-	112,056,872	114,486,479
Other current financial assets	3,907,637	487,106	-	-	-	-	-	-	-	-	3,907,637	487,106
Other non-current financial assets	5,061,338	4,409,288	-	-	-	-	-	-	-	-	5,061,338	4,409,288
Trade and other current receivables	236,428,510	260,440,086	-	-	-	-	-	-	-	-	236,428,510	260,440,086
Current account receivables from related parties	64,361,209	82,727,781	-	-	-	-	-	-	-	-	64,361,209	82,727,781
Inventories	28,381,222	33,390,799	-	-	-	-	-	-	-	-	28,381,222	33,390,799
Current tax assets	47,628,425	34,438,408	-	-	-	-	-	-	-	-	47,628,425	34,438,408
Non-current assets and disposal groups held for sale	-	12,993,008	-	-	-	-	-	-	-	-	-	12,993,008
NON-CURRENT ASSETS	2,890,337,840	2,856,309,536	-	-	-	-	-	-	-	-	2,890,337,840	2,856,309,536
Other non-current financial assets	33,557,728	28,802,568	-	-	-	-	-	-	-	-	33,557,728	28,802,568
Other non-current non-financial assets	14,132,054	12,318,443	-	-	-	-	-	-	-	-	14,132,054	12,318,443
Trade and other non-current receivables	872,398	6,788,437	-	-	-	-	-	-	-	-	872,398	6,788,437
Investments accounted for using the equity method	18,188,198	18,738,198	-	-	-	-	-	-	-	-	18,188,198	18,738,198
Intangible assets other than goodwill	17,710,527	19,266,874	-	-	-	-	-	-	-	-	17,710,527	19,266,874
Goodwill	24,860,356	24,860,356	-	-	-	-	-	-	-	-	24,860,356	24,860,356
Property, plant and equipment	2,762,003,697	2,726,838,537	-	-	-	-	-	-	-	-	2,762,003,697	2,726,838,537
Deferred tax assets	19,012,882	18,696,123	-	-	-	-	-	-	-	-	19,012,882	18,696,123
TOTAL ASSETS	3,388,163,053	3,399,682,491	-	-	-	-	-	-	-	-	3,388,163,053	3,399,682,491

LIABILITIES AND EQUITY
CURRRENT LIABILITIES	383,494,107	555,777,465	-	-	-	-	-	-	-	-	383,494,107	555,777,465
Other current financial liabilities	25,132,735	25,696,064	-	-	-	-	-	-	-	-	25,132,735	25,696,064
Trade and other current payables	251,922,846	341,088,664	-	-	-	-	-	-	-	-	251,922,846	341,088,664
Current accounts payable to related parties	54,923,327	121,018,039	-	-	-	-	-	-	-	-	54,923,327	121,018,039
Other current provisions	5,092,481	6,493,428	-	-	-	-	-	-	-	-	5,092,481	6,493,428
Current tax liabilities	46,422,718	61,457,940	-	-	-	-	-	-	-	-	46,422,718	61,457,940
Other current non-financial liabililities	-	23,330	-	-	-	-	-	-	-	-	-	23,330
NON-CURRENT LIABILITIES	1,070,304,498	1,114,144,777	-	-	-	-	-	-	-	-	1,070,304,498	1,114,144,777
Other non-current financial liabilities	812,210,548	854,016,751	-	-	-	-	-	-	-	-	812,210,548	854,016,751
Trade and other non-current payables	813,675	1,453,022	-	-	-	-	-	-	-	-	813,675	1,453,022
Non-current accounts payable to related parties	0	251,527	-	-	-	-	-	-	-	-	0	251,527
Other long-term provisions	59,670,739	57,325,915	-	-	-	-	-	-	-	-	59,670,739	57,325,915
Deferred tax liabilities	182,807,985	185,277,005	-	-	-	-	-	-	-	-	182,807,985	185,277,005
Non-current provisions for employee benefits	14,801,551	15,820,557	-	-	-	-	-	-	-	-	14,801,551	15,820,557
EQUITY	1,934,364,448	1,729,760,249	-	-	-	-	-	-	-	-	1,934,364,448	1,729,760,249
Equity attributable to Shareholders of the Parent	1,906,242,216	1,700,962,487	-	-	-	-	-	-	-	-	1,906,242,216	1,700,962,487
Issued capital	552,777,321	552,777,321	-	-	-	-	-	-	-	-	552,777,321	552,777,321
Retained earnings	1,375,025,725	1,199,429,221	-	-	-	-	-	-	-	-	1,375,025,725	1,199,429,221
Share premium	85,511,492	85,511,492	-	-	-	-	-	-	-	-	85,511,492	85,511,492
Other reserves	(107,072,322)	(136,755,547)	-	-	-	-	-	-	-	-	(107,072,322)	(136,755,547)
NON-CONTROLLING INTERESTS	28,122,232	28,797,762	-	-	-	-	-	-	-		28,122,232	28,797,762
TOTAL LIABILITIES AND EQUITY	3,388,163,053	3,399,682,491	-	-	-	-	-	-	-	-	3,388,163,053	3,399,682,491

Country	Chile		Argentina		Colombia		Perú		Eliminations		Total
STATEMENT OF INCOME	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES AND OTHER OPERATING INCOME	1,169,784,969	1,276,245,827	-	-	-	-	-	-	-	-	1,169,784,969	1,276,245,827
REVENUES AND OTHER OPERATING INCOME	1,158,691,069	1,267,497,466	-	-	-	-	-	-	-	-	1,158,691,069	1,267,497,466
Energy sales	1,070,583,600	1,159,135,838	-	-	-	-	-	-	-	-	1,070,583,600	1,159,135,838
Other sales	54,772,886	62,497,174	-	-	-	-	-	-	-	-	54,772,886	62,497,174
Other services rendered	33,334,583	45,864,454	-	-	-	-	-	-	-	-	33,334,583	45,864,454
Other operating income	11,093,900	8,748,361	-	-	-	-	-	-	-	-	11,093,900	8,748,361
RAW MATERIALS AND CONSUMABLES USED	(706,972,352)	(708,502,443)	-	-	-	-	-	-	-	-	(706,972,352)	(708,502,443)
Energy purchases	(253,386,861)	(269,961,284)	-	-	-	-	-	-	-	-	(253,386,861)	(269,961,284)
Fuel consumption	(259,857,273)	(252,430,648)	-	-	-	-	-	-	-	-	(259,857,273)	(252,430,648)
Transportation expenses	(111,739,920)	(149,296,507)	-	-	-	-	-	-	-	-	(111,739,920)	(149,296,507)
Other miscellaneous supplies and services	(81,988,298)	(36,814,004)	-	-	-	-	-	-	-	-	(81,988,298)	(36,814,004)
CONTRIBUTION MARGIN	462,812,617	567,743,384	-	-	-	-	-	-	-	-	462,812,617	567,743,384
Other work performed by the entity and capitalized	4,328,963	7,021,950	-	-	-	-	-	-	-	-	4,328,963	7,021,950
Employee benefit expense	(41,006,268)	(44,141,243)	-	-	-	-	-	-	-	-	(41,006,268)	(44,141,243)
Other expenses	(54,250,315)	(91,096,123)	-	-	-	-	-	-	-	-	(54,250,315)	(91,096,123)
GROSS OPERATING INCOME	371,884,997	439,527,968	-	-	-	-	-	-	-	-	371,884,997	439,527,968
Depreciation and amortization expense	(87,720,941)	(99,519,620)	-	-	-	-	-	-	-	-	(87,720,941)	(99,519,620)
Impairment losses (reversals of impairment losses) recognized in profit or loss	55,494	-	-	-	-	-	-	-	-	-	55,494	-
OPERATING INCOME	284,219,550	340,008,348	-	-	-	-	-	-	-	-	284,219,550	340,008,348
FINANCIAL RESULT	(26,631,616)	(22,740,619)	-	-	-	-	-	-	-	-	(26,631,616)	(22,740,619)
Financial income	4,153,473	1,294,050	-	-	-	-	-	-	-	-	4,153,473	1,294,050
Income from deposits and other financial instruments	2,170,221	1,291,329	-	-	-	-	-	-	-	-	866,000	1,291,329
Other financial income	1,983,252	2,721	-	-	-	-	-	-	-	-	293,053	2,721
Financial costs	(37,104,210)	(42,153,922)	-	-	-	-	-	-	-	-	(37,104,210)	(42,153,922)
Bank borrowings	(73,495)	(1,501,857)	-	-	-	-	-	-	-	-	(73,495)	(1,501,857)
Secured and unsecured obligations	(10,791,670)	(32,878,368)	-	-	-	-	-	-	-	-	(10,791,670)	(32,878,368)
Other	(26,239,045)	(7,773,697)	-	-	-	-	-	-	-	-	(26,239,045)	(7,773,697)
Gains (losses) from indexed assets and liabilities	(17,553)	472,023	-	-	-	-	-	-	-	-	(17,553)	472,023
Foreign currency exchange differences	6,336,674	17,647,230	-	-	-	-	-	-	-	-	6,336,674	17,647,230
Positive	17,136,719	51,367,304	-	-	-	-	-	-	-	-	17,136,719	51,367,304
Negative	(10,800,045)	(33,720,074)	-	-	-	-	-	-	-	-	(10,800,045)	(33,720,074)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(1,461,191)	6,857,545	-	-	-	-	-	-	-	-	(1,461,191)	6,857,545
Other gains (losses)	109,706,597	121,438,796	-	-	-	-	-	-	-	-	109,706,597	121,438,796
Gain (loss) from other investments	105,462,479	121,405,252	-	-	-	-	-	-	-	-	105,462,479	121,405,252
Gain (loss) from the sale of property, plant and equipment	4,244,118	33,544	-	-	-	-	-	-	-	-	4,244,118	33,544
INCOME BEFORE TAX	365,833,340	445,564,070	-	-	-	-	-	-	-	-	365,833,340	445,564,070
Income tax	(91,111,898)	(82,549,402)	-	-	-	-	-	-	-	-	(91,111,898)	(82,549,402)
Net income from continuing operations	274,721,442	363,014,668	-	-	-	-	-	-	-	-	274,721,442	363,014,668
Net income from discontinued operations	-	5,889,236	-	15,063,586	-	32,152,791	-	26,466,832	-	-	-	79,572,445
NET INCOME	274,721,442	368,903,904	-	15,063,586	-	32,152,791	-	26,466,832	-	-	274,721,442	442,587,113
Net income attributable to:	274,721,442	368,903,904	-	15,063,586	-	32,152,791	-	26,466,832	-	-	274,721,442	442,587,113
Shareholders of Enel Chile	-	-	-	-	-	-	-	-	-	-	269,900,299	396,301,691
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	4,821,143	46,285,422

The following table presents disaggregated cash flow information on a geographic basis.

Country	Chile		Argentina		Colombia		Peru		Elimination		Total
STATEMENT OF CASH FLOWS	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016	9-30-2017	9-30-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	307,882,387	315,902,796	-	13,638,776	-	47,055,127	-	8,317,128	-	-	307,882,387	384,913,827
Net cash flows from (used in) investing activities	(32,625,914)	13,944,024	-	(5,901,336)	-	(16,448,412)	-	(3,598,013)	-	-	(32,625,914)	(12,003,737)
Net cash flows from (used in) financing activities	(279,686,271)	(267,675,534)	-	(17,813,237)	-	(90,476,446)	-	(22,802,105)	-	-	(279,686,271)	(398,767,322)

33.	THIRD PARTY GUARANTEES, CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS
33.1	Direct guarantees

As of September 30, 2017 and December 31, 2016, the Group does not have property, plant and equipment pledged as security for liabilities.

As of September 30, 2017 and December 31, 2016, the Group had future energy purchase commitments totaled ThCh$ 4,108,201 and ThCh$ 3,981,129, respectively.

33.2	Indirect guarantees

As of September 30, 2017 and December 31, 2016, there were no indirect guarantees.

33.3	Litigation and arbitration

As of the date of these interim consolidated financial statements, the most relevant litigation involving the Group are as follows:

Pending lawsuits of the Company and Subsidiaries

1.

In 2005, three lawsuits were filed against the Enel Generación Chile S.A., the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of the Enel Generación Chile S.A. to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Enel Generación Chile S.A. is water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against the Enel Generación Chile S.A. that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Enel Generación Chile S.A. filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending.

In parallel, on June 9, 2017 the Cour of Appeals issued a complementary ruling rejecting the claims for compensation for damages on the ground that there were no damages affecting the defendants. Enel Generación Chile S.A. filed an appeal, which is still pending resolution.

2.

On May 23, 2016, the Superintendence of Electricity and Fuels by means of ORD No. 5,705, filed charges against GasAtacama Chile S.A., for providing allegedly erroneous information to national centralizing operating agent CDEC-SING regarding the Minimum Technical (MT) and Average Time of Operation (TMO) parameters during the period from January 1, 2011 to October 29, 2015. GasAtacama Chile S.A. submitted its objections, which were rejected through notification by Superintendence’s Resolution No. 014606 dated August 4, 2016, setting a fine for UTM 120,000. Disagreeing with the Superintendence’s resolution applying the fine in question, GasAtacama Chile S.A. filed an appeal for reinstatement before the same Superintendence, which was rejected by the Superintendence through Resolution No. 15908, dated November 2, 2016, confirming the totality of the fine imposed. Despite the aforementioned resolution, GasAtacama Chile S.A. filed an illegality claim before the Court of Appeals of Santiago, recognizing a provision for 25% of the fine. To date, the claim of illegality is pending resolution by the Court of Appeals of Santiago. The contingency loss rating on this issue is likely.

The management of the Company considers that the provisions recognized in the Consolidated Financial Statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

33.4	Financial restrictions

A number of the Group’s loan agreements include the obligation to comply with certain financial covenants, which is normal for the contracts of this nature. There are also affirmative and negative ratios requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1)	Cross Default

Some of the financial debt contracts of the Company contain cross default clauses. The domestic credit line agreement governed by Chilean law, which the Company signed in March 2016 for U.F. 2,8 million, stipulate  that cross default arises only in the event of non-compliance by the borrower itself, with no reference made to its subsidiaries; i.e., the Company. In order to accelerate payment of the debt in this credit line due to cross default originating from other debt, the amount overdue of a debt must exceed US$ 50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. As of September 30, 2017, this credit line has not been drawn upon.

The Company’s international credit lines governed by New York State law, which were signed in February 2016 and which expire in February 2020, also makes no reference to its subsidiaries, thus, cross default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross default originated from other debt, the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of September 30, 2017, these credit lines have not been drawn upon.

In relation to the bond issues of the Company registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee Bonds”, a cross default can be triggered by another debt of the Company or of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by at least 25% of the bondholders of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Company’s Yankee Bonds. The Company’s Yankee Bonds mature in mature in 2024, 2027, 2037 and 2097. For the specific Yankee Bond that was issued in April 2014 and maturity in 2024, the threshold for triggering cross default increased to US$ 50 million or its equivalent in other currencies. As of September 30, 2017, the outstanding amount of Yankee Bonds totals ThCh$ 454,128,378.

The bonds of the Company issued in Chile state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$ 50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of September 30, 2017, the outstanding amount owed of domestic bonds totals ThCh$ 329,858,203.

2)	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the Company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the Group’s financial covenants limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The Company bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company, and Non-controlling interests. As of September 30, 2017, the ratio was 0.29.

-

Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of the parent company. As of September 30, 2017, the equity attributable to shareholders of the Company was Ch$ 1,906,242 million.

-

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associates, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending at the close of the quarter being reported. For the nine month period ended September 30, 2017, this ratio was 10.60.

-

Net Asset Position with Related Parties: A net asset position must be maintained with related parties of no more than a hundred million dollars. The Net asset position with related parties is the difference between i) the sum of Accounts receivable from related entities, Current, accounts receivable from related entities, non-current, less transactions in the ordinary course of business of less than 180 days term, short-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and long-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and long-term transactions of associates of the Company in which Enel Américas S.A. has no participation. As of September 30, 2017, using the exchange rate prevailing on that date, the net asset position with related parties was a negative US$ 0.8 million, indicating that Enel Américas S.A. is a net creditor of the Company rather than a net debtor.

Series M

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Equity. As of September 30, 2017, the debt ratio was 0.29.

-	Consolidated Equity: Same as for Series H.
-	Financial Expense Coverage Ratio: Same as for Series H.

The Company’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

-

Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of the Company, and Non-controlling interests. As of September 30, 2017, the ratio was 0.41.

-

Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses/(reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of September 30, 2017, the Debt/EBITDA ratio was 1.52.

Yankee Bonds are not subject to financial covenants.

As of September 30, 2017, the most restrictive financial covenant for Enel Generación Chile was the Debt Equity Ratio requirement for the two credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of September 30, 2017 and December 31, 2016, neither the Company nor any entity of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

33.5	Other information

Centrales Hidroeléctricas de Aysén S.A.

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (“RCA”) of the HidroAysén project, in which the Company participates by accepting some of the claims filed against this project. It is a public information that this decision was resorted before the Environmental Courts in Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. has been partially rejected in 2008.

The Company has expressed its intention to thrive at Centrales Hidroeléctricas de Aysén S.A. the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of the Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recoverability of the investment made so far at Centrales Hidroeléctricas de Aysén S.A., since it depends both on judicial decisions and on definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of the Company’s immediate projects. Consequently, at closing date of fiscal year 2014, the Company recognized an impairment loss of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting of ThCh$ 69,066,857 (approximately US$ 121 million).

34.	PERSONNEL FIGURES

The Company’s personnel as of September 30, 2017 and December 31, 2016, is distributed as follows:

Country	September 30, 2017
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for Period
Chile	24	778	30	832	833
Argentina	-	23	2	25	25
Total	24	801	32	857	858

Country	December 31, 2016
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for Period
Chile	25	798	34	857	910
Argentina	-	26	-	26	27
Total	25	824	34	883	937

It is important to note that the Group’ operations outside of Chile, beginning on March 1, 2016, are part of the new company named Endesa Américas S.A. (See Notes 3.j and 5.2 and Appendix 2).

35.	SANCTIONS

The following Group’s subsidiaries have received sanctions from administrative authorities:

1.	Enel Generación Chile

As of September 30, 2017, the illegality claims against Resolution No. 2658 of Biobío’s Secretary of Health Ministry imposing a fine of UTM 500 (ThCh$23,347) for alleged infractions of Enel Generación Chile S.A. related to asbestos removal approved by the Health authority.

Additionally, a sanctioning proceeding related to health protection deficiencies for a total of UTM 200 (ThCh$9,339) is pending resolution.

Finally, there is sanction initiated by the Coquimbo’s Secretary of Health Ministry imposing a fine of UTM 500 (ThCh$23,347) related to alleged infractions safety work standards.

2.	GasAtacama Chile S.A.

As of September 30, 2017, the Superintendency of Electricity and Fuels imposed a fine to GasAtacama Chile S.A. for a total amount of UTM 400 (ThCh$18,492) which is pending of payment. Also, it is still pending resolution of an illegality claim filed by GasAtacama Chile against the Superintendency of Electricity and Fuels Resolution No. 15,908 “CELTA” dated November 2, 2016. This resolution imposes a fine of UTM 120,000 (ThCh$ 5,541,960).

Addtionally, the Tarapaca’s Secretary of Health Ministry imposed three fines to GasAtacama Chile S.A. for UTM 500 (ThCh$23,347) each, which are pending of payment.

36.	ENVIRONMENT

Environmental expenses for the nine month periods ended September 30, 2017 and 2016, are as follows:

Company	Project Name	Project Description	Project Status [Terminated, In Process]	September 30, 2017
				Total Disbursements	Amounts Capitalized	Expenses
				ThCh$	ThCh$	ThCh$
GAS ATACAMA CHILE	Studies, monitoring and waste disposal	Hygiene, waste treatment, management system and pest control	In process	1,320,597	-	1,320,597
	Normalization CEMS	Normalization of warehouses, environmental management	In process	368,912	368,912	-
PEHUENCHE	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	4,438	-	4,438
EOLICA CANELA	Improving reforested sectors	Environmental maintenance	In process	51,174	51,174	-
	Environmental expenditures in power plants.	Analysis and monitoring of water quality and Canela's hygienic maintenance	In process	11,885	-	11,885
ENEL GENERACIÓN CHILE S.A.	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	748,742	-	748,742
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants	In process	126,361	-	126,361
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants	In process	520,313	-	520,313
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	3,056,117	3,056,117	-
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In process	1,142,550	1,142,550	-
	El Toro Hydroelectric Plant	Removal of domestic and industrial waste	In process	71,281	-	71,281
Total				7,422,370	4,618,753	2,803,617

Company	Project Name	Project Description	Project Status [Terminated, In Process]	September 30, 2016
				Total Disbursements	Amounts Capitalized	Expenses
				ThCh$	ThCh$	ThCh$
GAS ATACAMA CHILE	Studies, monitoring and waste disposal	Hygiene, waste treatment, management system and pest control	Terminated	78,221	-	78,221
	Studies, monitoring and laboratory analysis	Removal and final disposal of solid waste in thermal power plants	In Process	169,473	-	169,473
	ZLD plant (studies)	ZLD plant (studies)	Terminated	13,470	13,470	-
PEHUENCHE	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In Process	4,046	-	4,046
EOLICA CANELA	Environmental expenditures in power plants	Analysis and monitoring of water quality	In Process	94,770	-	94,770
ENEL GENERACIÓN CHILE S.A.	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In Process	359,802	-	359,802
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants	In Process	147,426	-	147,426
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants	In Process	100,132	-	100,132
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In Process	2,785,221	2,785,221	-
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In Process	932,537	932,537	-
Total				4,685,098	3,731,228	953,870

37.	SUMMARIZED FINANCIAL INFORMATION ON SUBSIDIARIES

As of and for the nine month periods ended September 30, 2017 and and the year ended December 31, 2016, the summarized financial information of our principal subsidiaries is as follows:

As of and for the period ended September 30, 2017	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	18,191,531	188,368,306	206,559,837	(28,618,448)	(48,694,547)	(129,246,842)	(206,559,837)	110,519,336	(32,176,677)	51,117,508	-	51,117,508
Grupo GasAtacama Chile S.A.	Consolidated	186,153,216	639,351,510	825,504,726	(66,708,511)	(83,157,038)	(675,639,177)	(825,504,726)	243,870,011	(149,315,271)	40,460,113	(1,739,595)	38,720,518

As of and for the year ended December 31, 2016	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	35,730,340	193,496,141	229,226,481	(43,012,321)	(50,044,060)	(136,170,100)	(229,226,481)	155,568,982	(23,529,449)	88,610,786	-	88,610,786
Grupo GasAtacama Chile S.A.	Consolidated	195,487,529	662,442,813	857,930,342	(86,380,335)	(89,573,087)	(681,976,920)	(857,930,342)	173,489,754	(87,098,923)	43,329,082	(1,779,413)	41,549,669
Compañía Eléctrica Tarapacá S.A.	Consolidated	-	-	-	-	-	-	-	219,980,554	(139,960,874)	61,981,668	(924,812)	61,056,856

38.	SUBSEQUENT EVENTS

The Board of Directors of Enel Generación in its ordinary session held on Thursday 26 of October, 2017, has examined the Official Letter N° 27,562 of the Superintendence of Securities and Insurance and the Official Letter N° 24,211 of the Superintendence of Pension Funds, through which each of these public authorities have issued their respective responses to the inquiries of Enel Chile S.A. (“Enel Chile”) regarding certain matters of the corporate reorganization informed to the market through a Significant Event dated August 28, 2017.

Copies of the aforementioned responses were made available to the market through the Significant Events of Enel Chile dated October 13 and October 24, 2017 respectively. In the responses, it was confirmed that Enel Chile may include in the terms and conditions of the Public Tender Offer on the shares of Enel Generación (the “TO”), an objective condition for the success of the TO, consisting of all the shareholders that agree to tender their Enel Generation shares, must  apply part of the cash consideration that they receive for each Enel Generación share tendered to subscribe for Enel Chile’s first issue shares, thus the subscription price of those shares will be paid with part of the cash consideration of the TO.

The Board of Directors of Enel Generación Chile has unanimously taken notice of the new structure of the reorganization in progress described through the Significant Event as of August 28, 2017.  As result of the responses to the inquiries to the Superintendence of Securities and Insurance and the Superintendence of Pension Funds, the TO over Enel Generación shares shall be payable exclusively in cash. However, the TO will include in its terms and conditions an objective condition to validly tender the Enel Generación shares regarding that all of the shareholders that agree to tender their shares, must apply part of the cash consideration that they receive to subscribe for Enel Chile’s first issue share, thus the subscription price of those shares will be paid with part of the cash consideration of the TO.

Finally, at the aforementioned session the Board has examined the state of progress and the preliminary report issued by the independent evaluator appointed by the Board, Banchile Asesoría Financiera S.A. Likewise, the Board received the preliminary report issued by the independent evaluator appointed by the Directors’ Committee of the Company, Asset Chile. The Board decided to release the above-mentioned preliminary reports, warning that they are not the final reports, and thus, by their nature, have not been approved by the Board, they are not the final reports of the independent evaluators of shareholders in accordance with article 147 of Law 18,046. Copies of the aforementioned preliminary reports will be available to the Superintendence of Securities and Insurance and to the market in general, at the Company’s web site, www.enelgeneracion.cl.

There are no other subsequent events that have occurred between Octuber 1, 2017 and the issuance date of these interim consolidated.

APPENDIX 1 GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries”. It presents the Group’s percentage of control in each subsidiary.

Taxpayer ID No. (RUT)	Company	Functional Currency	% Control as of 9-30-2017			% Control as of 12-31-2016			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
76.003.204-2	Central Eólica Canela S.A.	Peso Chileno	-	75.00%	75.00%	-	75.00%	75.00%	Filial	Chile	Promotion and development of renewable energy projects
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Peso Chileno	92.65%	-	92.65%	92.65%	-	92.65%	Filial	Chile	Complete electric energy cycle
96.830.980-3	GasAtacama Chile S.A.	Peso Chileno	-	100.00%	100.00%	-	100.00%	100.00%	Filial	Chile	Management of Companies
78.952.420-3	Gasoducto Atacama Argentina S.A. (1)	Dólar	-	100.00%	100.00%	-	100.00%	100.00%	Filial	Chile	Natural gas exploitation and transportation

(1)	The company ceased to be a subsidiary in 2016 and became an investment in associate. Significant influence is exercised through Enel Generación Chile’s control. See note 12.1.a)

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.5.1 “Changes in the scope of consolidation”

Exclusion from the scope of consolidation for the nine month period ended September 30, 2017:

Company	September 30, 2017
	% Control
	Direct	Indirect	Total	Consolidation Method
Electrogas S.A. (1)	-	42.50%	42.50%	Equity method

(1)	See Note 5.1.

Exclusion from the scope of consolidation for the year ended December 31, 2016:

Company	December 31, 2016
	% Control
	Direct	Indirect	Total	Consolidation Method
Gasoducto TalTal S.A.	0.00%	100.00%	100.00%	Full consolidation
GNL Norte S.A.	0.00%	100.00%	100.00%	Full consolidation
Progas S.A.	0.00%	100.00%	100.00%	Full consolidation
GNL Quintero S.A.(1)	0.00%	20.00%	20.00%	Equity method
Compañía Eléctrica Tarapacá S.A.	96.21%	0.00%	96.21%	Full consolidation
Inversiones GasAtacama Holding Ltda.	50.00%	50.00%	100.00%	Full consolidation
GasAtacama S.A.	0.00%	100.00%	100.00%	Full consolidation
Southern Cone Power Argentina S.A. (4)	98.00%	2.00%	100.00%	Full consolidation
Emgesa S.A. E.S.P. (2)	56.43%	0.00%	56.43%	Full consolidation
Emgesa Panama S.A. (2)	0.00%	56.43%	56.43%	Full consolidation
Sociedad Portuaria Central Cartagena S.A. (2)	0.00%	94.95%	94.95%	Full consolidation
Enel Generación el Chocón S.A. (formerly Hidroeléctrica El Chocón S.A.) (2)	2.48%	65.19%	67.67%	Full consolidation
Hidroinvest S.A. (2)	41.94%	54.15%	96.09%	Full consolidation
Enel Generación Costanera S.A. (formerly Central Costanera S.A.)	24.85%	50.82%	75.67%	Full consolidation
Ingendesa do Brasil Ltda. (2)	1.00%	99.00%	100.00%	Full consolidation
Enel Generación Perú S.A (formerly Edegel) (2)	29.40%	54.20%	83.60%	Full consolidation
Chinango S.A.C. (2)	0.00%	80.00%	80.00%	Full consolidation
Generandes Perú S.A. (2)	61.00%	0.00%	61.00%	Full consolidation
Distrilec Inversora S.A. (2)	0.89%	0.00%	0.89%	Equity method
Enel Trading Argentina S.R.L. (formerly Endesa Cemsa S.A.)(2)	0.00%	45.00%	45.00%	Equity method
Enel Argentina S.A. (ex Endesa Argentina S.A.) (3) (4)	99.88%	0.12%	100.00%	Full consolidation
Central Térmica Manuel Belgrano (2)	0.00%	24.18%	24.18%	Equity method
Central Térmica San Martin (2)	0.00%	24.18%	24.18%	Equity method
Central Vuelta Obligada S.A. (2)	0.00%	3.45%	3.45%	Equity method
Enel Brasil S.A. (2)	34.64%	4.00%	38.64%	Equity method

(1)	See Note 12.1.b).
(2)	See Note 5.2
(3)	The company ceased to be a subsidiary in 2016 and became an investment in associate. Significant influence is exercised through Enel Generación Chile’s control.
(4)	See Note 12.1.a).

APPENDIX 3 ASSOCIATES AND JOINT VENTURES

This appendix is an integral part of Note 12. Investments accounted for using the equity method

Taxpayer ID No. (RUT)	Company	Functional Currency	% ownership as of 9-30-2017			% ownership as of 12-31-2016			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	51.00%	-	51.00%	51.00%	-	51.00%	Joint Venture	Chile	Hydroelectric plant development and operation
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	-	50.00%	50.00%	-	50.00%	50.00%	Joint Venture	Chile	Electric energy transportation and distribution
76.418.940-K	GNL Chile.S.A.	U.S. dollar	33.33%	0.00%	33.33%	33.33%	-	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
96.806.130-5	Electrogas S.A. (1) (2)	U.S. dollar	-	-	-	42.50%	-	42.50%	Associate	Chile	Portfolio company
76.788.080-4	GNL Quintero S.A. (1)	U.S. dollar	-	-	-	20.00%	-	20.00%	Associate	Chile	Development, design and supply of liquid natural gas degasifying terminal
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	-	-	-	2.00%	-	2.00%	Associate	Argentina	Portfolio company
Foreign	Enel Argentina S.A. (ex-Endesa Argentina S.A.) (3	Argentine peso	-	0.12%	0.12%	-	0.12%	0.12%	Associate	Argentina	Portfolio company

(1)	See Note 12.1
(2)	See Note 5.1
(3)	The company ceased to be a subsidiary in 2016 and became an investment in associate. Significant influence is exercised through Enel Generación Chile’s control.

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 17. Other financial liabilities.

The following tables present the contractual undiscounted, including contractual interest obligations, cash flows by type of financial debt:

a)	Bank borrowings
-	Summary of bank borrowing by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of 9-30-2017			Balance as of 12-31-2016
					One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	Unsecured	70	-	70	4,181	-	4,181
Total					70	-	70	4,181	-	4,181

-	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Interest payment	Balance as of 9-30-2017		Balance as of 12-31-2016
										Less than 90 days	Total Current	Less than 90 days	Total Current
										ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	-	-	2,133	2,133
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	70	70	2,048	2,048
Total										70	70	4,181	4,181

b)	Secured and unsecured liabilities
-	Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 2017
					Current			Non-Current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	7,036,172	21,108,516	28,144,688	28,144,689	28,144,689	28,144,689	28,144,689	596,529,107	709,107,863
Chile	U.F.	6.00%	5.48%	Unsecured	8,365,130	19,404,211	27,769,341	39,195,726	49,462,789	47,444,109	45,425,428	272,249,365	453,777,417
Total					15,401,302	40,512,727	55,914,029	67,340,415	77,607,478	75,588,798	73,570,117	868,778,472	1,162,885,280

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
					Current			Non-Current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	7,264,786	21,794,359	29,059,145	29,059,146	29,059,146	29,059,146	29,059,146	641,348,382	757,584,966
Chile	U.F.	6.00%	5.48%	Unsecured	6,466,160	24,665,200	31,131,360	30,632,431	53,611,843	51,316,337	49,020,830	305,390,728	489,972,169
Total					13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

-	Secured and unsecured liabilities by company

Taxpayer ID No (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of September 30, 2017
										Current			Non-Current
										One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	U.S.	US$	7.96%	7.88%	Unsecured	2,745,432	8,236,297	10,981,729	10,981,730	10,981,730	10,981,730	10,981,730	179,578,001	223,504,921
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	U.S.	US$	7.40%	7.33%	Unsecured	876,365	2,629,095	3,505,460	3,505,460	3,505,460	3,505,460	3,505,460	90,049,250	104,071,090
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	U.S.	US$	8.26%	8.13%	Unsecured	557,105	1,671,315	2,228,420	2,228,420	2,228,420	2,228,420	2,228,420	54,143,439	63,057,119
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	U.S.	US$	4.32%	4.25%	Unsecured	2,857,270	8,571,809	11,429,079	11,429,079	11,429,079	11,429,079	11,429,079	272,758,417	318,474,733
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	Unsecured	4,114,283	6,651,671	10,765,954	10,293,036	9,820,118	9,347,200	8,874,282	47,386,946	85,721,582
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	Unsecured	4,250,847	12,752,540	17,003,387	28,902,690	39,642,671	38,096,909	36,551,146	224,862,419	368,055,835
Total										15,401,302	40,512,727	55,914,029	67,340,415	77,607,478	75,588,798	73,570,117	868,778,472	1,162,885,280

Taxpayer ID No (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
										Current			Non-Current
										One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	U.S.	US$	7.96%	7.88%	Unsecured	2,832,647	8,497,942	11,330,589	11,330,590	11,330,590	11,330,590	11,330,590	196,227,387	241,549,747
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	U.S.	US$	7.40%	7.33%	Unsecured	903,234	2,709,703	3,612,937	3,612,937	3,612,937	3,612,937	3,612,937	93,701,216	108,152,964
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	U.S.	US$	8.26%	8.13%	Unsecured	574,765	1,724,294	2,299,059	2,299,059	2,299,059	2,299,059	2,299,059	56,341,806	65,538,042
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	U.S.	US$	4.32%	4.25%	Unsecured	2,954,140	8,862,420	11,816,560	11,816,560	11,816,560	11,816,560	11,816,560	295,077,973	342,344,213
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	Unsecured	1,525,571	9,843,433	11,369,004	10,870,075	10,371,146	9,872,218	9,373,289	52,887,199	93,373,927
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	Unsecured	4,940,589	14,821,767	19,762,356	19,762,356	43,240,697	41,444,119	39,647,541	252,503,529	396,598,242
Total										13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

c)	Finance lease obligations
-	Finance lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Name	Country	Currency	Nominal Interest Rate	Balance as of September 30, 2017
								Current			Non-current
								Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	701,439	2,102,553	2,803,992	2,799,109	2,793,909	2,788,371	2,782,474	5,323,959	16,487,822
				Total				701,439	2,102,553	2,803,992	2,799,109	2,793,909	2,788,371	2,782,474	5,323,959	16,487,822

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Name	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-current
								Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431
				Total				734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431

APPENDIX 5 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Group’s financial statements.

The detail of assets denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	9-30-2017	12-31-2016
			ThCh$	ThCh$

Cash and cash equivalents			9,167,821	9,448,384
	U.S. dollars	Chilean peso	2,842,977	4,640,978
	Argentine peso	Chilean peso	6,324,844	4,807,406
Other current financial assets			1,119,750	422,705
	U.S. dollars	Chilean peso	1,119,750	422,705
Other current non-financial assets			1,608,148	122,283
	U.S. dollars	Chilean peso	1,526,313	65,138
	Argentine peso	Chilean peso	81,835	57,145
Trade and other current receivables			12,313,211	931,882
	U.S. dollars	Chilean peso	11,229,295	-
	Argentine peso	Chilean peso	1,083,916	931,882
Current accounts receivable from related parties			1,410,996	16,780,275
	U.S. dollars	Chilean peso	1,274,473	16,780,275
	Euros	Chilean peso	136,523	-
Current tax assets			154,695	302,528
	Argentine peso	Chilean peso	154,695	302,528
TOTAL CURRENT ASSETS			25,774,621	28,008,057

Other non-current financial assets			27,213,602	26,185,923
	U.S. dollars	Chilean peso	27,213,602	26,185,923
Other non-current non-financial assets			785,689	303,837
	U.S. dollars	Chilean peso	406,680	-
	Argentine peso	Chilean peso	379,009	303,837
Trade and other non-current receivables			76,196	27,567
	Argentine peso	Chilean peso	76,196	27,567
Investments accounted for using the equity method			3,997,418	4,074,269
	U.S. dollars	Chilean peso	3,929,245	3,982,932
	Argentine peso	Chilean peso	68,173	91,337
Intangible assets other than goodwill			253,893	194,529
	Argentine peso	Chilean peso	253,893	194,529
Property, plant and equipment			15,599,306	16,039,114
	Argentine peso	Chilean peso	15,599,306	16,039,114
TOTAL NON-CURRENT ASSETS			47,926,104	46,825,239

TOTAL ASSETS			73,700,725	74,833,296

The detail of liabilities denominated in U.S. dollars is the following:

LIABILITIES	Foreign Currency	Functional Currency	9-30-2017		12-31-2016
			Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
			ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities			455,945	13,681,329	15,017,154	3,793,737
	U.S. dollar	Chilean peso	455,945	13,681,329	15,017,154	3,793,737
Trade and other current payables			7,433,113	-	10,919,134	-
	U.S. dollar	Chilean peso	4,908,357	-	8,563,997	-
	Euros	Chilean peso	1,749,972	-	1,384,882	-
	Argentine peso	Chilean peso	774,784	-	970,255	-
Current accounts payable to related parties			8,994,581	-	591,686	-
	U.S. dollar	Chilean peso	496,647	-	-	-
	Euros	Chilean peso	8,497,934	-	563,655	-
	Colombian peso	Chilean peso	-	-	14,457	-
	Argentine peso	Chilean peso	-	-	13,574	-
Other current provisions			18,027	-	20,860	-
	Argentine peso	Chilean peso	18,027	-	20,860	-
Current tax liabilities			116,352	-	-	-
	Argentine peso	Chilean peso	116,352	-	-	-
TOTAL CURRENT LIABILITIES			17,018,018	13,681,329	26,548,834	3,793,737

Other non-current financial liabilities			41,755,429	451,592,308	61,372,923	475,084,614
	U.S. dollar	Chilean peso	41,755,429	451,592,308	61,372,923	475,084,614
Trade and other non-current payables			339,947	-	917,620	-
	Euros	Chilean peso	-	-	29,952	-
	Argentine peso	Chilean peso	339,947	-	887,668	-
Deferred tax liabilities			4,383,181	-	3,751,112	-
	Argentine peso	Chilean peso	4,383,181	-	3,751,112	-
TOTAL NON-CURRENT LIABILITIES			46,478,557	451,592,308	66,041,655	475,084,614

TOTAL LIABILITIES			63,496,575	465,273,637	92,590,489	478,878,351

APPENDIX 6 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Group’s financial statements.

a)	Portfolio stratification
-	Trade and other receivables by aging (original maturity):

Trade and Other Receivables	Balance as of September 30, 2017
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,918,640	205,752,673	76,196
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,258,817)	(1,258,817)	-
Other receivables, gross	31,934,654	-	-	-	-	-	-	-	-	-	31,934,654	796,202
Total	231,497,177	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	2,659,823	236,428,510	872,398

Trade and Other Receivables	Balance as of December 31, 2016
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	190,007,048	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	214,479,114	5,751,510
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	(1,314,311)	-
Other receivables, gross	47,275,283	-	-	-	-	-	-	-	-	-	47,275,283	1,036,927
Total	237,282,331	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	8,285,956	260,440,086	6,788,437

-	By type of portfolio:

Aging (original maturity) of balances of trade receivables	Non-renegotiated portfolio as of 9-30-2017		Non-renegotiated portfolio as of 12-31-2016
	Number of customers	Gross value	Number of customers	Gross value
		ThCh$		ThCh$
On demand and non-current	549	199,638,719	402	195,758,558
1 to 30 days	119	686,175	91	2,770,582
31 to 60 days	117	220,830	62	1,165,177
61 to 90 days	54	449,010	55	773,502
91 to 120 days	137	572,137	41	900,093
121 to 150 days	43	266,894	85	5,101,117
151 to 180 days	33	10,137	87	13,609
181 to 210 days	27	10,950	29	553,986
211 to 250 days	45	55,377	26	3,593,733
More than 251 days	207	3,918,640	79	9,600,267
Total	1,331	205,828,869	957	220,230,624

As of September 30, 2017 and December 31, 2016 the Group did not have trade receivables with renegotiated terms.

b)	Provisions and write-offs

Provisions and Write-Offs	9-30-2017	12-31-2016
	ThCh$	ThCh$
Provision for non-renegotiated portfolio	(55,494)	-
Write-offs	-	-
Total	(55,494)	-

c)	Number and value of operations

Number and value of operations	9-30-2017		12-31-2016
	Last quarter	Year-to-date	Last quarter	Year-to-date
Impairment provision and recoveries:
Number of operations	-	5	-	-
Value of operations, in ThCh$	-	(55,494)	-	-

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Group’s interim consolidated financial statements.

a)	Portfolio stratification
-	Trade receivables by aging (original maturity):

Trade Receivables	Balance as of September 30, 2017
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	251-365 days in arrears	More than 365 days in arrears	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission trade receivables	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,762,909	155,731	205,752,673	76,196
- Large customers	199,516,739	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,762,909	155,731	205,706,889	76,196
- Other customers	45,784	-	-	-	-	-	-	-	-	-	-	45,784	-
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,103,086)	(155,731)	(1,258,817)	-
Unbilled services	151,725,400	-	-	-	-	-	-	-	-	-	-	151,725,400	-
Billed services	47,837,122	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,762,909	155,731	54,027,272	-
Total trade receivables, gross	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,762,909	155,731	205,752,673	76,196
Total allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,103,086)	(155,731)	(1,258,817)	-
Total trade receivables, net	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	2,659,823	-	204,493,856	76,196

Trade Receivables	Balance as of December 31, 2016
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	251-365 days in arrears	More than 365 days in arrears	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission trade receivables	190,007,048	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	-	214,479,114	5,751,510
- Large customers	189,991,196	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	-	214,463,262	5,723,943
- Other customers	15,852	-	-	-	-	-	-	-	-	-	-	15,852	27,567
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	-	(1,314,311)	-
Unbilled services	125,367,509	-	-	-	-	-	-	-	-	-	-	125,367,509	3,308,454
Billed services	64,639,539	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	-	89,111,605	2,443,056
Total trade receivables, gross	190,007,048	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	-	214,479,114	5,751,510
Total allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	-	(1,314,311)	-
Total trade receivables, net	190,007,048	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	8,285,956	-	213,164,803	5,751,510

-	By type of portfolio:

By Type of Portfolio	Balance as of September 30, 2017
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Gross Portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,918,640	205,752,673
- Large customers	199,516,739	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,918,640	205,706,889
- Other customers	45,784	-	-	-	-	-	-	-	-	-	45,784
Total gross portfolio	199,562,523	686,175	220,830	449,010	572,137	266,894	10,137	10,950	55,377	3,918,640	205,752,673

By Type of Portfolio	Balance as of December 31, 2016
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Gross Portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	190,007,048	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	214,479,114
- Large customers	189,991,196	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	214,463,262
- Other customers	15,852	-	-	-	-	-	-	-	-	-	15,852
Total gross portfolio	190,007,048	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	214,479,114

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Group’s interim consolidated financial statements.

STATEMENT OF FINANCIAL POSITION	September 30, 2017		December 31, 2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	33,095,812	6,747,170	29,836,181	5,522,921
Trade and other current receivables	110,831,142	29,152,195	111,304,041	19,109,490
Total Estimated Assets	143,926,954	35,899,365	141,140,222	24,632,411
Trade and other current payables to related parties	13,442,582	5,765,976	17,499,611	191,657
Trade and other current payables	31,397,870	30,704,400	20,844,033	37,425,664
Total Estimated Liabilities	44,840,453	36,470,376	38,343,644	37,617,321

STATEMENT OF PROFIT OR LOSS	September 30, 2017		December 31, 2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
Energy sales	143,926,954	35,899,365	128,113,800	32,556,159
Energy purchases	44,831,899	36,470,376	92,608,181	35,896,040

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Group’s interim consolidated financial statements.

Suppliers	Balance as of
	9-30-2017				12-31-2016
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers with Current Payment Amounts
Up to 30 days	-	99,384,485	-	99,384,485	-	90,386,018	-	90,386,018
Total	-	99,384,485	-	99,384,485	-	90,386,018	-	90,386,018